PETROLEUM DEVELOPMENT CORPORATION

103 East Main Street
Bridgeport, West Virginia 26330

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

June 11, 2004

To the Stockholders of
PETROLEUM DEVELOPMENT CORPORATION:

Notice is hereby given that the Annual Meeting of Stockholders of Petroleum Development Corporation (the "Company") will be held at the Holiday Inn, Lodgeville Road, Bridgeport, West Virginia 26330, on June 11, 2004 at 10:00 A.M., local time, for the following purposes, all as more fully described in the accompanying Proxy Statement:

(1) To elect three directors, one to serve a one year term, and two to serve three year terms or until their successors shall be elected and shall qualify.

(2) To ratify the selection of independent public accountants for the Company for the fiscal year ending December 31, 2004.

(3) To approve the 2004 Long-Term Equity Compensation Plan.

(4) To approve the Non-Employee Director Deferred Compensation Plan.

(5) Such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on May 7, 2004 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting. The presence in person or by proxy of the holders of a majority of the outstanding shares of the Company's Common Stock is required to constitute a quorum.

EACH STOCKHOLDER IS CORDIALLY INVITED TO BE PRESENT AND TO VOTE AT THIS MEETING IN PERSON. STOCKHOLDERS WHO DO NOT EXPECT TO ATTEND ARE REQUESTED TO SIGN AND DATE THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTPAID ENVELOPE.

By Order of the Board of Directors,

Steven R. Williams
Chairman

Bridgeport, West Virginia
May 12, 2004

PETROLEUM DEVELOPMENT CORPORATION
PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
June 11, 2004

INTRODUCTORY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of proxies for use at the Annual Meeting of Stockholders of Petroleum Development Corporation (the "Company") to be held on June 11, 2004, notice of which is attached, and at any adjournment thereof.

Any stockholder giving the accompanying proxy has the power to revoke it prior to its exercise by filing with the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date. Giving the accompanying proxy will not affect your right to vote in person should you find it convenient to attend the Annual Meeting. The presence of a stockholder at the Annual Meeting will not automatically revoke that stockholder's proxy; you must specifically revoke your proxy. Shares represented by proxy will be voted by the proxy holders in accordance with your instructions unless you revoke your proxy or attend the meeting and elect to vote in person. If you sign and return your proxy card without specifying choices, your shares will be voted in accordance with the recommendations of the Board of Directors. If you hold your Company shares in street name, your ability to vote depends on the voting process by the bank, broker or other nominee. Please follow their directions carefully. If you want to vote Company shares that you hold in street name at the Annual Meeting, you must request a legal proxy from your bank, broker or other nominee that holds your shares and present that proxy and proof of identification for entrance to the Annual Meeting.

This Proxy Statement and the proxy were first mailed to stockholders on May 12, 2004. The mailing address of the principal executive offices of the Company is Petroleum Development Corporation, P.O. Box 26, Bridgeport, West Virginia 26330.

The Annual Report to Stockholders for 2003, containing audited financial statements and other information about the Company, accompanies this Proxy Statement.

VOTING SECURITIES

The outstanding voting securities of the Company as of March 31, 2004, consisted of 16,245,484 shares of $0.01 par value common stock ("Common Stock"). Stockholders of record as of the close of business on May 7, 2004 are entitled to vote. Each stockholder is entitled to one vote for each share of Common Stock held of record on this date. Stockholders are not permitted to cumulate their votes for the election of directors. If a stockholder holds shares through a broker, stock exchange rules prohibit a broker from voting shares held in a brokerage account on some proposals (a "broker non-vote") unless the beneficial owner has given instructions to the broker. Absent instructions from the beneficial owner, a broker is not permitted to vote on Proposal #3 (Approval of the 2004 Long-Term Equity Compensation Plan) and Proposal #4 (Approval of the Non-Employee Director Deferred Compensation Plan). Abstentions and broker non-votes will be counted in the number of shares present in person or represented by proxy for purposes of determining whether a quorum is present but will not be voted on the proposal.

PROPOSAL #1

ELECTION OF DIRECTORS

NASDAQ National Market (NASDAQ) listing standards now require a majority of our board of directors to be independent of the Company and its management. The board of directors is required under these rules to make affirmative independence determinations based on all relevant facts and circumstances as well as under specific rules of NASDAQ. Our Board has affirmatively determined that all members of the Company's board of directors are independent under these rules, except for Mr. Williams and Mr. Riley, who are employees of the Company. The Company's By-Laws provide that the number of directors shall be seven, that the directors of the Company shall be divided into three classes and that, at each annual meeting of stockholders of the Company, successors to the class of directors whose term expires at the annual meeting shall be elected for a three-year term. The classes are staggered so that the term of one class expires each year. Mr. D'Annunzio and Mr. Riley are members of class whose term expires in 2004; Mr. Swoveland is a member of the class whose term expires in 2005 and Mr. Parke was elected by the Board to fill a vacancy in the same class, and Mr. Nestor, Ms. Wakim

and Mr. Williams are members of the class whose term expires in 2006. There is no family relationship between any director or executive officer and any other director or executive officer of the Company. There are no arrangements or understandings between any director or officer and any other person pursuant to which such person was selected as an officer. Votes pursuant to the enclosed proxy will be cast, unless authority is withheld, for the election of the three persons named under "Nominees for Terms Expiring 2007 and 2005" below, each of whom is a member of the present Board and each of whom is expected to be able to serve on the Board to be elected at this Meeting. If any of such persons is unwilling or unable to act in such capacity, an event which is not now anticipated, the enclosed proxy will be voted for such other person or persons as the Board of Directors may designate. During 2003, the Board of Directors held nine meetings. No director attended fewer than 75% of the aggregate of all meetings of the Board and the committees, if any, upon which such director served. In 2004 the non-employee directors will meet in executive session, without any management directors or employees present, at least 2 times and at other times as determined by the non-employee directors.

Vote Required

A plurality of the votes cast at the Annual Meeting, represented in person or by proxy, and entitled to vote at the Annual Meeting, is required for the election of directors. Abstentions and broker non-votes will not be considered as votes cast with respect to the election of directors, and therefore any abstentions or broker non-votes will not affect the election of the candidates receiving a plurality of the votes cast.

THE BOARD OF DIRECTORS RECOMMEND A VOTE "FOR" PROPOSAL #1

DIRECTORS OF THE COMPANY

NOMINEES FOR TERMS EXPIRING IN 2007 AND 2005

The following persons, each of whom is currently serving as director, have been nominated to serve as directors for the term which will expire at the Company's annual meeting of stockholders in 2007 or in the case of David C. Parke, 2005:

NOMINEES FOR TERM EXPIRING IN 2007

Name and Principal Occupation Past Five Years and Other Directorships	Age	Year First Elected Director
VINCENT F. D'ANNUNZIO has served as president of Beverage Distributors, Inc. located in Clarksburg, West Virginia since 1985.	52	1989
THOMAS E. RILEY was elected Director in January 2004 by the Board of Directors to complete the unexpired term of Mr. James N. Ryan who retired from the Board. Mr. Riley was appointed Executive Vice President of Production, Natural Gas Marketing and Business Development in November 2003. Prior thereto, Mr. Riley served as Vice President Gas Marketing and Acquisitions of PDC since April 1996. Prior to joining PDC, Mr. Riley was president of Riley Natural Gas Company, a natural gas marketing company which PDC acquired in April 1996.	51	2004

NOMINEE FOR TERM EXPIRING IN 2005

DAVID C. PARKE was elected Director by the Board of Directors in November 2003 to complete the unexpired term of Dale G. Rettinger who passed away in October 2003. Mr. Parke joined Mufson/Howe/Hunter & Company LLC, Philadelphia, Pennsylvania, an investment banking firm as a founder and Director in October, 2003. From 1992-2003, Mr. Parke was director of the corporate finance department of Investec, Inc. and its predecessor Pennsylvania Merchant Group Ltd., investment banking companies. Prior to joining Pennsylvania Merchant Group, Mr. Parke served in the corporate finance departments of Wheat First Butcher & Singer, now part of Wachovia Securities, and Legg Mason, Inc. Mr. Parke was recommended to the Nominating and Governance Committee for their consideration of Mr. Parke as a possible director by executive officers of the Company.	37	2003

CONTINUING DIRECTOR TERM EXPIRING IN 2005

JEFFREY C. SWOVELAND has served as Chief Financial Officer of Body Media located in Pittsburgh, Pennsylvania, which develops body monitoring technologies, since September, 2000. Prior thereto, Mr. Swoveland was Vice President-Finance and Treasurer of Equitable Resources, Inc. since 1994.	49	1991

CONTINUING DIRECTORS TERMS EXPIRING IN 2006

DONALD B. NESTOR is a Certified Public Accountant and a Partner in the CPA firm of Toothman Rice, P.L.L.C. and is in charge of the firm's Buckhannon, West Virginia office. Mr. Nestor has served in that capacity since 1975.	55	2000
KIMBERLY LUFF WAKIM is an attorney and Certified Public Accountant, and is a partner in the law firm of Thorp Reed & Armstrong, LLP, Pittsburgh, Pennsylvania. Ms. Wakim joined Thorp Reed & Armstrong LLP in 1990.	46	2003
STEVEN R. WILLIAMS was elected Chairman and Chief Executive Officer in January 2004. Mr. Williams has served as President and Director of PDC since March 1983.	53	1983

Committees of the Board of Directors

The Company has four standing committees of the Board of Directors: the Nominating and Governance Committee, the Audit Committee, the Compensation Committee and the Executive Committee. Each Committee Charter referred to below is posted on the Company's website at www.petd.com under "Corporate Governance."

Nominating and Governance Committee

This Committee is comprised of Directors D'Annunzio (Chair), Wakim and Parke all of whom our Board has determined are independent of the Company under Rule 4200(a)(15) of the NASDAQ's listing standards. The Nominating and Governance Committee met 4 times in 2003. The purpose and functions performed by the Committee are to (1) assist the Board by identifying individuals qualified to become Board members and to recommend to the Board the director nominees for the next annual meeting of stockholders or any vacancies; (2) recommend to the Board Corporate Governance Guidelines applicable to the Company; (3) lead the Board in its annual review of the Board's performance and (4) recommend to the Board director nominees for each committee. The Board has adopted a Charter for the Nominating and Governance Committee. The Charter has been posted on the Company's website.

The Company's By-Laws require stockholders who wish to submit to the annual meeting of stockholders nominations of persons for election to the Board of Directors to follow certain procedures. The stockholder must give written notice to the Corporate Secretary at 103 East Main Street, Bridgeport, West Virginia 26330 or may be emailed to board@petd.com , not later than 80 days nor earlier than 90 days prior to the first anniversary of the preceding year's annual meeting. The stockholder must be a stockholder of record at the time the notice is given. The written notice must set forth (a) as to each nominee all information relating to that person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (1) the name and address of the stockholder, as they appear on the Company's books, and of such beneficial owner and (2) the class and number of shares of the Company's securities that are beneficially owned by such stockholder and the beneficial owner; and (c) any material interest of such stockholder and such beneficial owner in such nomination.

The Nominating and Governance Committee will also consider stockholder recommendations for nominations to the Board of Directors on the same basis as recommendations from other sources. Stockholders wishing to recommend a candidate may communicate with the board as described in the following paragraph and the "Stockholder Communication Policy."

Stockholder Recommendations for Director Candidates

The Company's Nominating and Governance Committee will consider director candidates recommended by stockholders of the Company. Any stockholder who wishes to recommend a prospective Board nominee for the Committee to consider should notify the Nominating and Governance Committee of their recommendation by writing to the committee at the Company's headquarters, or by sending the information via email to board@petd.com. All recommendations will be received by the Nominating and Governance Committee. The Company's director nomination procedures are posted on our website at www.petd.com under "Corporate Governance."

The Nominating and Governance Committee evaluates candidates, whether or not recommended by stockholders, based on the candidates' level and diversity of experience and knowledge (including generally and with specific application to the industry in which the Company operates and issues relevant to the Company), skills, education, reputation and integrity, professional stature and other factors that may be relevant depending on the particular candidate and the need, size and composition of the Board at a particular time, including the need to have a broad mixture of skills, experience and perspectives on the Board. Accordingly, one or more of these factors may be given more weight in a particular case at a particular time, no single factor would be viewed as determinative, and the Committee has not specified any minimum qualifications that the Committee believes must be met by any particular nominee. The Nominating and Governance Committee receives recommendations for Board members from professional recruiters, other Board members, personal contacts and industry sources, among other sources.

Stockholder Communications with the Board

Stockholders may communicate with the Board or any member of the Board or its committees regarding any matter by calling, writing to or emailing the Board. The Company has established an email address to allow stockholders to communicate directly with the Board of the Company; the address is board@petd.com and communications are reviewed by a designated independent director of the Company. Any mail addressed to the Board of Directors of the Company will also be reviewed by the designated independent director. The procedures governing these communications may be reviewed on our website at www.petd.com under "Corporate Governance." Communications addressed to a specific committee, director or group of directors, or the non-management directors individually or as a group, will be received by the independent director and forwarded by that person to that committee, director or group of directors. All communications sent to the Board without specified addressees will be received and reviewed by the independent director and forwarded to the appropriate Board member or committee.

Policy Regarding Board Member Attendance. At the recommendation of the Nominating and Governance Committee, the Board has adopted a policy regarding Board Member Attendance at Annual Meetings. The Policy is as follows: "It is the policy of the Company to strongly encourage members to attend the Annual Meeting of the Company." All of the members of the Board of Directors attended the 2003 Annual Meeting.

Code of Business Conduct and Ethics. At the recommendation of the Nominating and Governance Committee, the Board of Directors adopted a revised Code of Business Conduct and Ethics, which is available at the Company's website (www.petd.com, "Corporate Governance"). All directors, officers and employees of the Company must act ethically at all times and in accordance with the policies of the Company's Code of Business Conduct and Ethics. The code includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the code.

Audit Committee

The Audit Committee is comprised of Directors Nestor (Chair), Swoveland and Wakim all of whom our Board has determined qualify as Audit Committee Financial Experts and are independent of the Company under Rule 4200(a)(15) of the NASDAQ listing standards. The Audit Committee met 5 times in 2003.

The purpose of the Audit Committee is to (1) assist the Board in monitoring the integrity of the financial reporting process, systems of internal controls and financial statements and reports of the Company, and the compliance by the Company with legal and regulatory requirements; and (2) be directly responsible for the appointment, compensation and oversight of the independent auditor employed by the Company for the purpose of preparing or issuing an audit report or related work (the "Outside Auditor").

The functions performed by the Audit Committee include the selection of the Company's independent accountants, determining the compensation of the independent accountants, and overseeing their work; reviewing the scope of the audit to be conducted by the independent accountants and reviewing with the Company's independent accountants the results of audits performed by them; approving audit and non-audit services to be provided to the Company by the independent accountants; and overseeing and reviewing the Company's monthly and quarterly unaudited financial statements. These reviews include the adequacy of cash flow and the status of credit arrangements of the Company. In performing its responsibilities, the Audit Committee monitors the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance; monitors the independence of the independent accountants; and provides an avenue of communications among the independent accountants, management and the Board of Directors. The Board of Directors has adopted the Charter of the Audit Committee attached to this Proxy Statement as Exhibit A and also posted on the Company's website. The Board of Directors continues to assess the adequacy of the Charter and expects to adopt revisions to it following the adoption of new corporate governance standards by NASDAQ and SEC rules regarding the responsibilities of the Audit Committee under the Sarbanes-Oxley Act of 2002.

Compensation Committee

The Compensation Committee is comprised of Directors Swoveland (Chair), Nestor and Parke all of whom our Board has determined are independent of the Company under Rule 4200(a)(15) of the NASDAQ's listing standards. The Compensation Committee met 5 times in 2003. The Board has adopted a Compensation Committee Charter which is posted on the Company's webiste.

The purpose and functions of this committee are to (1) oversee the development of a compensation strategy for the Company subject to approval by the Board, (2) oversee the administration of the Company's compensation programs, (3) evaluate the performance of and set compensation for the Chief Executive Officer, (4) review and approve the elements of compensation for other executive officers of the Company, (5) negotiate the terms of employment agreements with executive officers of the Company, (6) review the compensation of the Company's Directors and recommend changes in compensation levels to the Board of Directors, (7) recommend equity-based incentive programs necessary to implement the Company's compensation strategy, and (8) administer all equity-based incentive programs of the Company.

Executive Committee

The Executive Committee is comprised of Directors Williams (Chair), D'Annunzio, Swoveland and Riley. The purpose and functions of this committee is to exercise the powers and duties of the Board between Board meetings and while the Board is not in session, and to implement the policy decisions of the Board. The Board has adopted an Executive Committee Charter which is posted on the Company's website.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Directors Swoveland (Chair), Nestor and Parke. There are no relationships that would cause a Compensation Committee interlock as defined under applicable SEC regulations.

Indemnification of Directors and Officers

The Company's By-Laws provide that the Company shall indemnify any director, officer, employee, or other agent of the Company who is or was a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of the Company to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the Company, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if that person acted in good faith and in a manner that person reasonably believed to be in the best interest of the Company, and in the case of a criminal proceeding, had no reasonable cause to believe the conduct of that person was unlawful.

The Company has entered into separate indemnification agreements with each of its directors and officers whereby the Company has agreed to indemnify the director or officer against all expenses, including attorneys' fees, and other amounts reasonably incurred by the officer or director in connection with any threatened, pending or completed civil, criminal, administrative or investigative action or proceeding to which such person is party by reason of the fact that he is or was a director or officer, as the case may be, of the Company, if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, the person had no reasonable cause to believe such conduct to be unlawful. The agreements provide for the advancement of expenses and that the Company has the right to purchase and maintain insurance on behalf of the director or officer against any liability or liabilities asserted against him, whether or not the Company would have the power to indemnify the person against such liability under any provision of the agreement. The Company has agreed to indemnify such person against expenses actually and reasonably incurred in connection with any action in which the person has been successful on the merits or otherwise. Indemnification must also be provided by the Company (unless ordered otherwise by a court) only as authorized in the specific case upon a determination that the indemnification of the person is appropriate because he has met the applicable standard of conduct described in the agreement made by (i) the Board of Directors, by a majority vote of a quorum consisting of directors who are not parties to such action or proceeding, (ii) by independent legal counsel in a written opinion or (iii) the stockholders of the Company.

Director Compensation

Each non-employee director of the Company was paid an annual fee of $30,000 in 2003 and $20,000 in 2002 and 2001. Beginning in 2003, employee directors of the Company did not receive a fee for their services as a director of the Company; prior to 2003 each employee director received an annual fee of $10,000. Directors receive no additional compensation for serving on Board committees. Non-employee directors will be paid an annual fee of $40,000 in 2004.

EXECUTIVE COMPENSATION

The following table sets forth in summary form the compensation received during each of the Company's last three fiscal years by the Chief Executive Officer and by each other executive officer of the Company whose salary and bonus exceeded $100,000 in 2003 (the "Named Executives").

Summary Compensation Table

		Annual Compensation			Long Term Compensation	
Name and Principal Position	Year	Salary($)	Bonus (1)(2)($)	Other Annual Compen-sation($)(3)	Securities underlying Options (#)	All Other Compen-sation($)(5)
James N. Ryan(7)	2003	204,885	1,312,385	-	-	21,726
Chairman and Chief	2002	198,525	672,582	63,206(4)	-	20,167
Executive Officer	2001	192,435	848,808	10,000	-	18,346
Steven R. Williams(7)	2003	166,485	1,312,385	-	-	21,726
President	2002	160,125	672,582	10,000	-	20,167
and Director	2001	154,035	848,808	10,000	-	18,346
Dale G. Rettinger(8)	2003	138,445	1,093,655	852,746(9)	-	20,802
Executive Vice President,	2002	160,125	672,582	10,000	-	20,167
Treasurer, and Director	2001	154,035	848,808	10,000	-	18,346
Thomas E. Riley Executive Vice President and Director	2003	153,400(6)	121,370	-	-	21,726
Eric R. Stearns Executive Vice President	2003	132,567(6)	121,370	-	-	20,726

Darwin L. Stump(8)	2003	112,733(6)	121,370	-	-	12,777
Chief Financial Officer						
and Treasurer						

(1)   Includes bonuses earned in the reported fiscal year and paid in the following fiscal year.

(2)   In 1994, the Board of Directors approved a deferred compensation arrangement for the Executives Ryan, Williams and Rettinger. See "Employment and Other Agreements and Arrangements." Under the arrangements, each Named Executive could choose to defer any portion of his bonus compensation until retirement or separation from the Company or termination of the plan by the Company. Included are deferred bonuses the Named Executives voluntarily deferred of $30,000 each in 2002 and $50,000 for Mr. Ryan and $150,000 each for Messrs. Williams and Rettinger in 2001. In 2002 and 2001, $30,000 of the deferred bonus compensation of Messrs. Williams and Rettinger was utilized to pay the premiums of split-dollar life insurance policies for Messrs. Williams and Rettinger. The Company terminated the deferred compensation plans during the first quarter of 2003 and distributed the amounts previously deferred. Currently, the Company does not have any deferred compensation arrangements. The split-dollar policies have been terminated.

(3)   Except with respect to Mr. Ryan in 2002, the dollar value of perquisites and other personal benefits for the Named Executives was less than the established reporting threshold. Additionally, Messrs. Ryan, Williams and Rettinger received fees as directors of the Company in the amount of $10,000 per year in 2002 and 2001.

(4)   The amount includes personal use of a company car of $1,901, life insurance $25,338, and medical reimbursement of $25,967 for 2002.

(5)   This amount includes contributions made by the Company under the Company's Employee Profit Sharing Plan and 401(k) plan. In 2003, 2002 and 2001 the Company contributed $250,000, $200,000 and $200,000, respectively, to the Employee Profit Sharing Plan. Of the contributions for 2003, Messrs. Ryan, Rettinger, Williams, Riley and Stearns were each credited $9,726 and Mr. Stump was credited $8,634. Of the contributions for 2002 and 2001, Messrs. Ryan, Williams and Rettinger were each credited $8,167 in 2002 and $7,846 in 2001. The Company provided a matching of 401(k) contribution based upon all employees respective contributions. The total Company matching contributions were $305,515, $288,000 and $260,800 in 2003, 2002 and 2001. For 2003, Messrs. Ryan, Williams and Riley were each credited with matching contributions of $12,000. Messrs. Rettinger, Stearns and Stump were credited with matching contributions of $11,076, $11,000 and $4,143, respectively. For 2002 and 2001, Messrs. Ryan, Williams and Rettinger were each credited with matching contributions of $12,000 in 2002 and $10,500 in 2001.

(6)   This amount includes compensation for Messrs. Riley, Stearns and Stump earned during 2003 while each was an officer of the Company prior to becoming an Executive Officer in November 2003.

(7)   Mr. Ryan retired from the Company on December 31, 2003 and was replaced by Steven R. Williams as Chairman and Chief Executive Officer in January 2004.

(8)   Mr. Rettinger passed away in October 2003 and was replaced by Darwin L. Stump as Chief Financial Officer and Treasurer in November 2003.

(9)   This amount represents the death benefit payable per employment agreement to Mr. Rettinger's Estate upon his death in October 2003.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee of the Board of Directors consists of three independent directors who are not employees of the Company. The Committee reviews the Company's executive compensation program and policies each year and determines the compensation of the executive officers. The committee also administers the Company's Savings and Protection Plan (the "401(k) Plan"), various Employee Stock Option Plans, and the Company's Profit Sharing Plan.

The Committee's overall policy regarding compensation of the Company's executive officers is to provide competitive salary levels and compensation incentives that (i) attract and retain individuals of outstanding ability in these key positions, (ii) recognize individual performance and the performance of the Company relative to the performance of other companies of comparable size, complexity and quality, and (iii) support both the short-term and long-term goals of the Company. The Compensation Committee believes this approach closely links the compensation of the Company's executives to accomplishments of Company goals that coincide with stockholder objectives.

In addition, the Compensation Committee considers the anticipated tax treatment of the Company's executive compensation program. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits the corporate tax deduction for compensation paid to executive officers named in the Summary Compensation Table to $1 million, unless certain conditions are met. The Company's policy is to qualify all executive compensation for deduction under applicable tax laws to the maximum extent possible.

The compensation program includes three elements that, taken together, constitute a flexible and balanced method of establishing total compensation for the Company's executive officers. These elements are (i) base salary, (ii) annual bonus plan awards, and (iii) long-term incentive awards, which consist of stock based grants from stockholder-approved plans.

Providing Competitive Levels of Compensation. The Compensation Committee attempts to provide the Company's executives with a total compensation package that is competitive with the market for executives holding comparable positions. The Committee determines a competitive level of compensation for each executive based on information drawn from a variety of sources, including proxy statements of other companies and surveys conducted by compensation consultants. The Compensation Committee retained an independent consultant in 2002 and 2003 to review and provide survey data to compare the Company's executive compensation with compensation levels of companies in an industry peer group. The Committee used that information to develop new employment contracts for Executives to be effective in 2004 and beyond as described in the "Employment and Other Agreements and Arrangements" below.

For 2002 and 2003 the compensation of the CEO and executive officers was determined by the terms of their existing employment agreements and the performance of the Company.

Base Salaries. The base salaries of the Messrs. Ryan, Williams and Rettinger were determined by their prior employment agreements, and included a "cost of living" increase from the 2002 level. As CEO, Mr. Ryan received a salary of $204,885 in 2003. Even though Mr. Ryan's salary was fixed by the terms of his employment agreement, his salary was in the lowest 25% of salaries in comparison to a peer group of companies selected by the Company's compensation consultant, while the Company's performance was in the top 25% for most performance measures for the same group.

Annual Performance Bonuses. The purpose of the annual bonus plan is to provide motivation toward and reward the accomplishment of corporate annual objectives and to provide a competitive compensation package that will attract, reward and retain individuals of the highest quality. As a pay-for-performance plan, cash bonus awards are paid based upon the achievement of corporate performance objectives.

Each of the executive officers, Messrs. Ryan, Williams and Rettinger earned an annual performance bonus based on the Company's performance in accordance with the terms of their employment agreements. During 2003, the CEO, Mr. Ryan, earned a bonus of $1,312,385. Messrs. Riley, Stearns and Stump earned an annual performance bonus based upon the Company's performance as established by the CEO and President of the Company.

Long-Term Incentive Program. The long-term incentive program is used to focus management attention on Company performance over a period of time longer than one year in recognition of the long-term horizons for return on investments and strategic decisions in the energy industry. The program is designed to motivate management to assist the Company in achieving a high level of long-term performance and serves to link this portion of executive compensation to long-term stockholder value. Pursuant to the long-term incentive program, the Compensation Committee may award stock options to executive officers on an annual basis. No options were awarded to any executive officer of the Company during 2003.

New Executive Employment Agreements

The employment agreements that were in effect during 2003, 2002 and 2001 for Messrs. Ryan, Williams and Rettinger expired on December 31, 2003.

During 2002 and 2003, the Compensation Committee commissioned peer group compensation studies from a nationally recognized executive compensation consultant, retained the services of an attorney specializing in executive compensation agreements, and reviewed survey information to help it structure agreement terms consistent with the compensation goals of the Company.

Although the compensation consultants' report found that the Company has consistently performed at or above the 75th percentile for many performance measures compared to the selected peer group, the Compensation Committee settled on the average of the group salary and bonus compensation to use as its guidelines. Some of the key provisions of Mr. Williams' agreement effective January 1, 2004 include an initial salary level of $300,000 per year, and a maximum bonus amount equal to the salary. In addition, 75% of the bonus will be based on performance goals established by the Compensation Committee before the beginning of the contract year, with up to 25% of the maximum bonus amount to be awarded at the end of the contract year at the discretion of the Compensation Committee.

The Compensation Committee also established employment agreements effective January 1, 2004 with the Company's three new executive officers, Thomas E. Riley, Eric R. Stearns and Darwin L. Stump. The agreements provide for an annual salary and fixed maximum performance bonus with performance goals similar to that of Mr. Williams' agreement.

Under the terms of the agreements, adjustments to salary and maximum bonus amounts may be made annually by the Compensation Committee at its sole discretion.

Respectfully,

THE COMPENSATION COMMITTEE

Jeffrey C. Swoveland, Chair
Donald B. Nestor
David C. Parke

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

The following table provides certain information with respect to options exercised during 2003 by the persons named in the Summary Compensation Table under the Company's stock option plans. The table also represents information as to the number of options outstanding as of December 31, 2003 with respect to options granted pursuant to the Company's Employee Stock Option Plans. No options were granted in the last fiscal year.

	Number of Shares Exercised	Value Realized ($)*	Number of Unexercised Options at Year-end		Value of Unexercised In-The-Money Options at Year-End(1)($)	
			Exercisable	Unexercisable	Exercisable*	Unexercisable
James N. Ryan			108,000	-	2,006,100	-
Steven R. Williams	-	-	178,000	-	3,586,350	-
Dale G. Rettinger	-	-	178,000	-	3,586,350	-
Thomas E. Riley	-	-	114,000	-	2,142,550	
Eric R. Stearns	-	-	114,000	-	2,142,550	
Darwin L. Stump	-	-	114,000	-	2,142,550	

*Market value of the underlying securities at exercise or year-end, as applicable, minus the exercise price.

(1)   On December 31, 2003, the closing sales price of the Common Stock was $23.70 per share.

Employment and Other Agreements and Arrangements

The Company has entered into employment agreements with Messrs. Williams, Riley, Stearns and Stump effective January 1, 2004. The initial term of the agreements is for two years and shall be automatically extended for an additional 12 months beginning on the first anniversary of the effective date and on each successive anniversary unless either party cancels. The employment agreements provide for a base annual salary for Mr. Williams, Mr. Riley, Mr. Stearns and Mr. Stump in the amounts of $300,000, $240,000, $220,000 and $200,000, respectively. Each employment agreement provides for an annual performance bonus, 75% to be based upon written objective criteria approved by the Compensation Committee, determined prior to the beginning of each calendar year and 25% based upon the discretion of the Compensation Committee. The maximum amounts of the entire annual performance bonus are $300,000 for Mr. Williams and $140,000 for Messrs. Riley, Stearns and Stump. The agreements provide for retirement compensation equal to $10,500 per year for each year worked under such contract for 10 years following the date of the termination of service for Mr. Williams and $7,500 per year for Messrs. Riley, Stearns and Stump.

In the event of a change in control of the Company, each Named Executive has the right to elect to terminate his employment under his employment agreement and receive severance compensation equal to three times the sum of his highest base salary in the previous two years of employment plus highest bonus paid to the named Executive during the same two year period.

Each employment agreement contains a standard non-disclosure covenant. Each employment agreement also provides that the Named Executive is prohibited during the term of his employment and for a period of one year following his termination from engaging in any business that is competitive with the Company's oil and gas drilling business.

The Company has entered into stock redemption agreements with Messrs. Williams, Riley, Stearns and Stump. The agreements require the Company to maintain life insurance policies on each of them in the amount of $1 million. At the election of the Named Executive's estate or heirs made within one year of such person's death, the Company must utilize the proceeds from such insurance policies to purchase from his estate or heirs all or a portion of his shares of the Company's Common Stock owned by him, including shares subject to outstanding stock options or warrants owned by such Named Executive at the time of his death, up to an aggregate sale price of $1 million. The purchase price for such shares of Common Stock will be based upon the closing market price for the Company's Common Stock as quoted by Nasdaq of the stock day next preceding the written demand upon the corporation to purchase such shares. The Company is not required to purchase any shares in excess of the amount provided by such insurance policies.

Stock Option Plans

Under the Company's incentive stock option plans, options to purchase shares of Common Stock of the Company may be granted to certain officers and key employees of the Company, which options are intended to qualify as incentive stock options under the provisions of the Internal Revenue Code. The options may be exercised six months after the date of grant. Options will expire ten years from the date of grant if not exercised. A dissolution or liquidation of the Company or a merger or consolidation in which the Company is not the surviving corporation will cause each outstanding option to terminate, provided that each optionee, in such event, will have the right immediately prior to said dissolution or liquidation or merger or consolidation to exercise his option in whole or in part without regard to any installment vesting provisions with respect to such options. All options have been granted under the plans, and no additional options are available for grant under the plans.

The following table shows at December 31, 2003, the number of outstanding options and the weighted average exercise price of those options.

Plan	Number of securities to be issued upon exercise of outstanding options. (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,160,000	$4.48	-
Equity compensation plans not approved by security holders	-	-	-
Total	1,160,000	$4.48	-

Key-Man Life Insurance

The Company maintains key-man life insurance policies on the life of Mr. Williams in the amount of $4.0 million, and in the amount of $1.0 million for Messrs. Riley, Stearns and Stump. The Company is the beneficiary of each policy.

Employee 401(k) and Profit Sharing Plan

In 1987, the Company established a retirement plan qualified under Section 401(k) of the Internal Revenue Code. The plan is funded by employee contributions and a company matching contribution. Administrative costs of the plan are borne by the Company. The employees choose from eight investment programs and, therefore, the amount of an individual's plan assets depends on the amount of their contributions and the performance by their chosen investments.

In 1992, the Company began a Profit Sharing Retirement plan to supplement the 401(k) Plan. Contributions are dependent on corporate profitability and are at the discretion of the Board of Directors of the Company. The Company filed and qualified the plan with the Internal Revenue Service.

Stockholder Performance Graph

The following graph illustrates the cumulative total return on the Company's common stock over a five year period ended December 31, 2003, compared to the cumulative total returns for the same period for the S&P 500 Index and a peer group index. The peer group index consists of 186 Crude Petroleum and Natural Gas Companies. The cumulative total stockholder return computations assume the investment of $100 in Company common stock, the S&P 500 Index and the peer group index. The table includes the cumulative stockholder return assuming the reinvestment of dividends.



Petroleum Development Corporation Stock Performance Graph

	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03
Petroleum Development Corporation	100.00	124.49	214.30	201.47	173.06	773.88
Industry Index	100.00	122.15	155.17	142.38	151.79	243.79
Broad Market Index	100.00	121.04	110.02	96.95	75.52	97.18

─◆─ Petroleum Development Corporation   ─■─ Industry Index   ─▲─ Broad Market Index

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding ownership of the Company's Common Stock as of March 31, 2004 by (a) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (b) each director of the Company; (c) each Named Executive; (d) all directors and executive officers as a group.

Name and Address	Beneficial Ownership (1)	
	Number	Percent
Fidelity Management 82 Devonshire Street Boston, MA 02109	1,212,700	7.3%
Steven R. Williams 103 East Main Street Bridgeport, WV 26330	410,216	2.5%
Thomas E. Riley(2) 103 E. Main Street Bridgeport, WV 26330	298,394	1.8%
Eric R. Stearns(2) 103 E. Main Street Bridgeport, WV 26330	134,000	.8%

Darwin L. Stump(2) 103 E. Main Street Bridgeport, WV 26330	124,100	.7%
Vincent F. D'Annunzio	20,000	*
Jeffrey C. Swoveland	14,228	*
Donald B. Nestor	1,000	*
Kimberly Luff Wakim	675	*
David C. Parke	-	-
All directors and executive officers as a group (9 persons)(3)	1,002,613	6.0%

* Less than 1%

(1) Includes shares over which the person currently holds or shares voting or investment power. Unless otherwise indicated in the footnotes to this table, the persons named in this table have sole voting and investment power with respect to the shares beneficially owned.

(2) Includes options to purchase 114,000 shares that such person can currently exercise within 60 days.

(3) Includes options to purchase 342,000 shares that such persons can currently exercise within 60 days.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and holders of more than 10% of the Common Stock are required by regulations promulgated by the Commission pursuant to the Exchange Act to furnish the Company with copies of all Section 16(a) forms they file. The Company assists officers and directors, and will assist beneficial owners, if any, of more than 10% of the Common Stock, in complying with the reporting requirements of Section 16(a) of the Exchange Act.

Based solely on its review of the copies of such forms received by it, the Company believes that since January 1, 2003, all Section 16(a) filing requirements applicable to its directors, officers and greater than 10% beneficial owners were met.

Report of the Audit Committee

Audit Committee Report to Stockholders

The Audit Committee of the Board is composed of three directors and operates under a written charter adopted by the Board of Directors. Each member of the committee meets the independence requirements of Rule 4200(a)(15) of the NASDAQ's listing standards. The duties of the Committee are summarized in this proxy statement under "Committees of the Board of Directors" and are more fully described in the charter, which is attached as Exhibit A.

Management is responsible for the Company's internal controls and preparation of the consolidated financial statements in accordance with generally accepted accounting principles. The Company's independent auditor is responsible for performing an independent audit of consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Committee's responsibilities include monitoring and overseeing these processes.

In this context, the Committee reviewed and discussed the Company's audited consolidated financial statements for the year ended December 31, 2003 (the "Audited Financial Statements") with management and the Company's independent auditors for 2003, KPMG LLP. The Committee also discussed with KPMG LLP the matters required to be discussed by Statement of Auditing Standards No. 61, as amended (*Communication with Audit Committees*), and KPMG LLP directly provided reports on significant matters to the Committee.

The Committee has received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (*Independence Discussion with Audit Committees*), and has discussed with KPMG LLP its independence from the Company. The Committee also considered whether the provision of non-audit services by KPMG LLP was compatible with maintaining the independent auditor's independence.

The Committee has discussed with management and KPMG LLP such other matters and received such assurances from them as the Committee deemed appropriate.

Based on the foregoing review and discussions and relying thereon, the Committee recommended that the Board of Directors include the Audited Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

In addition, the Committee appointed KPMG LLP as the Company's independent auditor for 2004. This appointment is subject to ratification by the Company's stockholders.


Respectfully,

THE AUDIT COMMITTEE

Donald B. Nestor, Chair
Jeffrey C. Swoveland
Kimberly Luff Wakim


Audit Fees

The aggregate audit fees billed for professional services rendered by KPMG LLP for the audit of our annual financial statements for the fiscal years ended December 31, 2003 and 2002, including reviews of the condensed financial statements included in our quarterly reports on Form 10-Q for the fiscal years ended December 31, 2003 and 2002, were $115,880 and $106,119.

Audit Related Fees

The aggregate of audit related fees relating to registration statements filed with the Securities and Exchange Commission amounted to $25,040 during the year ended December 31, 2003 and $1,900 for the year ended December 31, 2002.

Tax Fees

Tax Fees include tax services for the fiscal year ended December 31, 2003 and 2002 provided for the four partnerships formed in such year, which the Company acts as Managing General Partner, in the amounts of $4,175 and $4,000, respectively.

All Other Fees

Other fees include annual audits on the financial statements for the fiscal years ended December 31, 2003 and 2002 of 58 and 54 limited partnerships, respectively, for which the Company acts as managing general partner. The aggregate billing for those professional services was $259,148 for the year ended December 31, 2003 and $239,289 for the year ended December 31, 2002.

Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 requires that all services provided to the Company by its independent accountants be subject to pre-approval by the Audit Committee or authorized members of the Committee. The Audit Committee has adopted policies and procedures for pre-approval of all audit services and non-audit services to be provided by the Company's independent accountants. Services necessary to conduct the annual audit must be pre-approved by the Audit Committee annually at a meeting. Permissible non-audit services to be performed by the independent accountant may also be approved on an annual basis by the Audit Committee if they are of a recurring nature. Permissible non-audit services to be conducted by the independent accountant which are not eligible for annual pre-approval must be pre-approved individually by the full Audit Committee or by an authorized Audit Committee member. Actual fees incurred for all services performed by the independent accountant will be reported to the Audit Committee after the services are fully performed. The duties of the Committee are summarized in this Proxy Statement under "Committees of the Board of Directors," above and are more fully described in the Audit Committee Charter, which is attached as Exhibit A to this Proxy Statement.


PROPOSAL #2

RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTANTS


At the Meeting, the Stockholders of the Company will be asked to ratify the Audit Committee's selection of KPMG LLP as the Company's certified public accountants for the fiscal year ended December 31, 2004. KPMG LLP conducted the audit for the fiscal year ended December 31, 2003. A representative of KPMG LLP will be present at the Meeting, will have an opportunity to make statements if he so desires, and will be available to respond to appropriate questions.


Vote Required


A majority of the votes cast at the Annual Meeting, represented in person or by proxy and entitled to vote at the Annual Meeting, is required for the ratification of the Audit Committee's selection of independent accountants. Abstentions and broker non-votes will not be considered as votes cast with respect to the ratification of the Audit Committee's selection of independent accountants.

THE BOARD OF DIRECTORS RECOMMEND A VOTE "FOR" PROPOSAL #2

PROPOSAL #3

APPROVAL OF THE 2004 LONG-TERM EQUITY COMPENSATION PLAN

The success of the Company depends, in large measure, on its ability to recruit and retain key employees with outstanding ability and experience. The Board of Directors also believes there is a need to align stockholder and employee interests by encouraging employee ownership of Company stock and to motivate employees with compensation conditioned upon achievement of the Company's financial goals.

In order to accomplish these objectives, the Board of Directors has adopted the Petroleum Development Corporation 2004 Long-Term Equity Compensation Plan (the "ECP"). The ECP is being presented to stockholders for approval as required by listing standards of the NASDAQ Stock Market. Approval of the ECP by the stockholders will assure federal income tax deductibility of certain amounts paid under the ECP to certain executives.

The affirmative vote of a majority of the shares of Common Stock cast at the Annual Meeting represented in person or by proxy and entitled to vote at the Annual Meeting is required for approval of the ECP.

Summary Description of the ECP

The following summary of the terms of the ECP is qualified in its entirety by reference to the text of the plan, which is attached as Exhibit B to this Proxy Statement. The ECP was adopted by the Board of Directors effective as of April 27, 2004, subject to your approval.

Administration

The ECP is administered by the Compensation Committee of the Board of Directors (the "Committee").

Eligibility

Officers and key salaried employees of the Company and its subsidiaries are eligible to participate in the ECP. Approximately 20 employees of the Company and its subsidiaries are presently eligible to participate. However, because the ECP provides for broad discretion by the Committee in selecting participants and in making awards, the total number of persons who will participate and the respective benefits to be accorded to them cannot be determined at this time.

Stock Available for Issuance through the ECP

The ECP provides for a number of forms of stock-based compensation, as further described below. Up to 750,000 shares of the Company's common stock, par value $0.01 per share, are authorized for issuance through the ECP. Shares issued under the ECP may be either authorized but unissued shares (subject to a maximum of 750,000 shares), treasury shares, or any combination thereof. Provisions in the ECP permit the reuse or reissuance by the ECP of shares of common stock underlying canceled, expired, or forfeited awards of stock-based compensation. On March 31, 2004, the closing price for a share of the Company's common stock on the NASDAQ Stock Market was $28.65.

Stock-based compensation will typically be awarded in consideration for the future performance of services to the Company. At the time of exercise, the full exercise price for a stock option must be paid in cash or, if the Committee so provides, in shares of common stock, by cashless exercise or by any other means designated by the Committee.

Description of Awards under the Plan

The Committee may award to eligible employees incentive and nonqualified stock options, stock appreciation rights, restricted stock, and performance units/performance shares. As separately described below under "Performance Measures", the Committee may also grant awards subject to satisfaction of specific performance goals. The forms of awards are described in greater detail below.

Stock Options

The Committee has discretion to award incentive stock options ("ISOs"), which are intended to comply with Section 422 of the Internal Revenue Code, or nonqualified stock options ("NQSOs"), which are not intended to comply with Section 422 of the Internal Revenue Code. Each option issued under the ECP must be exercised within a period of ten years from the date of the grant, and the exercise price of an option may not be less than the fair market value of the underlying shares of common stock on the date of grant. If an award of stock options or stock appreciation rights is intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m), the maximum number of shares which may be subject to stock options with or without tandem stock appreciation rights, or freestanding stock appreciation rights, granted in any calendar year to any one participant is 100,000. Subject to the specific terms of the ECP, the Committee will have discretion to set such additional limitations on such grants as it deems appropriate.

Options granted to employees under the ECP will expire at such times as the Committee determines at the time of the grant; provided, however, that no option will be exercisable later than ten years from the date of grant. Each option award agreement will set forth the extent to which the participant will have the right to exercise the option following termination of the participant's employment with the Company. The termination provisions will be determined within the discretion of the Committee, may not be uniform among all participants and may reflect distinctions based on the reasons for termination of employment.

Upon the exercise of an option granted under the ECP, the option price is payable in full to the Company, either: (a) in cash or its equivalent, or (b) if permitted in the award agreement, by tendering shares having a fair market value at the time of exercise equal to the total option price (provided such shares have been held for at least six months prior to their tender), or (c) by any combination of the foregoing methods of payment. The Committee may also allow options granted under the ECP to be exercised by a cashless exercise, as permitted under Federal Reserve Board Regulation T, or any other means the Committee determines to be consistent with the ECP's purpose and applicable law.

Stock Appreciation Rights

The Committee may also award stock appreciation rights ("SARs") under the ECP upon such terms and conditions as it shall establish. The exercise price of a freestanding SAR shall equal the fair market value of a share of common stock on the date of grant while the exercise price of a tandem SAR issued in connection with a stock option shall equal the option price of the related option. If an award of SARs is intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m), the maximum number of shares which may be subject to SARs is described above under "Stock Options".

Restricted Stock

The Committee also may award shares of restricted common stock under the ECP upon such terms and conditions as it shall establish. If an award of Restricted Stock is intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m), the maximum number of shares which may be granted in the form of Restricted Stock in any one calendar year to any one participant is 50,000. The award agreement will specify the period(s) of restriction, the number of shares of restricted common stock granted, restrictions based upon the achievement of specific performance objectives and/or restrictions under applicable federal or state securities laws. Although recipients may have the right to vote these shares from the date of grant, they will not have the right to sell or otherwise transfer the shares during the applicable period of restriction or until earlier satisfaction of other conditions imposed by the Committee in its sole discretion. Participants may receive dividends on their shares of restricted stock and the Committee, in its discretion, will determine how any such dividends are to be paid.

Each award agreement for restricted stock will set forth the extent to which the participant will have the right to retain unvested restricted stock following termination of the participant's employment with the Company. These provisions will be determined in the sole discretion of the Committee, need not be uniform among all shares of restricted stock issued pursuant to the ECP and may reflect distinctions based on reasons for termination of employment. Except in the case of terminations by reason of death or disability, the vesting of restricted stock which qualifies for performance-based compensation under Section 162(m) and which are held by "covered employees" under Section 162(m) shall occur at the time it otherwise would have, but for the employment termination.

Performance Units/Shares

The Committee has the discretion to award performance units and performance shares under the ECP upon such terms and conditions as it shall establish. If an award of performance units or performance shares is intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m), the maximum aggregate payout for awards of performance units or performance shares which may be granted in any one calendar year to any one participant shall be the fair market value of 50,000 shares of common stock. Performance units will have an initial value as determined by the Committee while the performance share will have an initial value equal to one share of common stock. The payout on the number and value of the performance units and performance shares will be a function of the extent to which corresponding performance goals are met.

Performance Measures

The Committee may grant awards under the ECP to eligible employees subject to the attainment of certain specified performance measures. The number of performance-based awards granted to an officer or key employee in any year is determined by the Committee in its sole discretion.

The value of each performance-based award shall be determined solely upon the achievement of certain preestablished objective performance goals during each performance period (the "Performance Period"). The duration of a Performance Period is set by the Committee. A new Performance Period may begin every year, or at more frequent or less frequent intervals, as determined by the Committee.

The Committee shall establish, in writing, the objective performance goals applicable to the valuation of performance-based awards granted in each Performance Period, the performance measures which shall be used to determine the achievement of those performance goals, and any formulas or methods to be used to determine the value of the performance-based awards.

The value of performance-based awards may be based on absolute measures or on a comparison of the Company's financial measures during a Performance Period to the financial measures of a group of competitors. The performance measures are net income either before or after taxes, market share, profits, share price, earnings per share, total stockholder return, return on assets, return on equity, operating income, return on capital or investment, and economic value added.

Following the end of a Performance Period, the Committee will determine the value of the performance-based awards granted for the period based on the attainment of the preestablished objective performance goals. The Committee will also have discretion to reduce (but not to increase) the value of a performance-based award.

The Committee will certify, in writing, that the award is based on the degree of attainment of the preestablished objective performance goals. As soon as practicable thereafter, payment of the awards to employees, if any, will be made in the form of shares of common stock or cash, as applicable.

Conditions to Award Payments

All rights of a Participant under any award under the ECP will cease on and as of a date on which it is determined by the Committee that a participant acted in a manner inimical to the best interests of the Company. Participants who terminate employment with the Company for any reason other than death while any award under the ECP remains outstanding, will receive such shares or benefit only if, during the entire period from his or her date of termination to the date of such receipt, the participant (i) consults and cooperates with the Company on matters under his or her supervision during the participant's employment, and (ii) refrains from engaging in any activity that is directly or indirectly in competition with any activity of the Company. In the event a participant fails to comply with such requirement, the participant's rights under any outstanding award will be forfeited unless otherwise provided by the Company.

Adjustment and Amendments

The ECP provides for appropriate adjustments in the number of shares of common stock subject to awards and available for future awards in the event of changes in outstanding common stock by reason of a merger, stock split, or certain other events.

The ECP may be modified or amended by the Board of Directors at any time and for any purpose which the Board of Directors deems appropriate. However, no such amendment shall adversely affect any outstanding awards without the affected holder's consent. NASDAQ listing standards require stockholder approval for all material amendments of the ECP.

Change in Control

In the event of a change in control, as described in the ECP, all Options and SARs granted under the ECP will become immediately exercisable, restriction periods and other restrictions imposed on Restricted Stock which are not performance-based will lapse, and the target payout opportunities attainable under all outstanding Awards of performance-based Restricted Stock, Performance Shares and Performance Units will be deemed to have been fully earned for the entire Performance Period as of the effective date of the change in control. The vesting of such Awards will be accelerated.

Nontransferability

No derivative security (including, without limitation, options) granted pursuant to, and no right to payment under, the ECP will be assignable or transferable by a participant except by will or by the laws of descent and distribution, and any option or similar right will be exercisable during a participant's lifetime only by the participant or by the participant's guardian or legal representative. These limitations may be waived by the Committee, subject to restrictions imposed under the Securities and Exchange Commission's short-swing trading rules and federal tax requirements relating to incentive stock options.

Duration of the Plan

The ECP will remain in effect until all options and rights granted thereunder have been satisfied or terminated pursuant to the terms of the plan, and all Performance Periods for performance-based awards granted thereunder have been completed. However, in no event will an award be granted under the ECP on or after April 25, 2014.


Federal Income Tax Consequences


The following description, of the federal income tax consequences of grants under the ECP is a general summary. State, local, and other taxes may also be imposed in connection with grants. This discussion is intended for the information of stockholders considering how to vote at the annual meeting and not as tax guidance to individuals who participate in the ECP.

Options

With respect to options which qualify as ISOs, an ECP participant will not recognize income for federal income tax purposes at the time options are granted or exercised, and the Company will not be entitled to a deduction with respect to the granting or exercise of such an option except in the limited circumstances discussed below. However, for purposes of the alternative minimum tax, in the year in which an ISO is exercised, the amount by which the Fair Market Value of the shares acquired upon exercise exceeds the exercise price will be treated as an item of adjustment and included in the computation of the recipient's alternative minimum tax. If the participant disposes of shares acquired by exercise of an ISO either before the expiration of two years from the date the options are granted or within one year after the issuance of shares upon exercise of the ISO (the "holding periods"), the participant will recognize in the year of disposition: (a) ordinary income, to the extent the lesser of either (1) the fair market value of the shares on the date of option exercise, or (2) the amount realized on disposition, exceeds the option price; and (b) capital gain, to the extent the amount realized on disposition exceeds the fair market value of the shares on the date of option exercise. In addition, if the holding periods are not met, the Company will be entitled to a deduction corresponding to the ordinary income amount recognized by the participant. If the shares are sold after expiration of the holding periods, the participant generally will recognize long term capital gain or loss equal to the difference between the amount realized on disposition and the option price.

With respect to NQSOs, the participant will not recognize any income and the Company will not be entitled to a deduction upon grant of the option. Upon exercise, the participant will recognize ordinary income, and the Company will be entitled to a corresponding deduction, in an amount equal to the excess of the fair market value of the shares on the date of option exercise over the amount paid by the participant for the shares. Upon a subsequent disposition of the shares received under the option, the participant generally will recognize capital gain or loss to the extent of the difference between the fair market value of the shares at the time of exercise and the amount realized on the disposition.

SARs

The recipient of a grant of SARs will not realize taxable income and the Company will not be entitled to a federal income tax deduction with respect to such grant on the date of such grant. Upon the exercise of an SAR, the recipient will realize ordinary income, and the Company will generally be entitled to a corresponding deduction, equal to the amount of cash received.

Restricted Stock

A participant holding restricted stock will, at the time the shares vest, realize ordinary income in an amount equal to the fair market value of the shares and any cash received at the time of vesting, and the Company will generally be entitled to a corresponding deduction for federal income tax purposes. Dividends paid to the participant on the restricted stock during the restriction period will generally be ordinary income to the participant and deductible as such by the Company.

Performance Units, Performance Shares

The recipient of a grant of performance units or performance shares will not realize taxable income and the Company will not be entitled to a deduction with respect to such grant on the date of such grant. Upon the payout of such award, the recipient will realize ordinary income and the Company will generally be entitled to a corresponding deduction, equal to the amount of cash or stock received.

Section 162(m)

Under Section 162(m) of the Internal Revenue Code, compensation paid by the Company in excess of $1 million for any taxable year to "Covered Employees" generally is deductible by the Company or its affiliates for federal income tax purposes if the subject compensation is based on the attainment of performance goals, is paid pursuant to a plan approved by stockholders of the Company, and meets certain other requirements. Generally, "Covered Employee" under Section 162(m) means the chief executive officer and the four other highest paid executive officers of the Company as of the last day of the taxable year.

It is presently anticipated that the Committee will at all times consist of "outside directors" as required for purposes of Section 162(m), and that the Committee will take the effect of Section 162(m) into consideration in structuring ECP awards.

THE BOARD OF DIRECTORS RECOMMEND A VOTE "FOR" PROPOSAL #3

PROPOSAL #4

APPROVAL OF THE NON-EMPLOYEE DIRECTOR DEFERRED COMPENSATION PLAN

With increasing burdens and responsibilities being placed upon Directors by the Sarbanes-Oxley Act and other regulations, the Company recognizes the importance of being able to attract and retain non-employee directors with the requisite ability to discharge these responsibilities. The Board of Directors also desires to provide an incentive for non-employee directors to purchase shares of Company stock with their directorship compensation in a manner that aligns their interests with those of the Company's stockholders and to afford the non-employee directors an opportunity to defer those amounts used to purchase Company stock.

In order to accomplish these objectives, the Board of Directors has adopted the Petroleum Development Corporation Non-Employee Director Deferred Compensation Plan (the "Deferred Compensation Plan"). The Deferred Compensation Plan is being presented to stockholders for approval to comply with NASDAQ regulations, which require the approval by stockholders of all equity-based compensation plans. The Company has reserved 50,000 shares of the Company's Common Stock, par value $0.01 per share, for issuance under the Deferred Compensation Plan.

The affirmative vote of a majority of the shares of Common Stock cast at the Annual Meeting, represented in person or by proxy and entitled to vote at the Annual Meeting is required for approval of the Deferred Compensation Plan.

Summary Description of the Deferred Compensation Plan

The following summary of the terms of the Deferred Compensation Plan is qualified in its entirety by reference to the text of the Deferred Compensation Plan, which is attached as Exhibit C to this Proxy Statement. The Deferred Compensation Plan was adopted effective as of April 27, 2004, subject to your approval.

Administration

The Deferred Compensation Plan is administered by the Compensation Committee of the Board of Directors.

Eligibility

Each Non-Employee Director of the Company may participate in the Deferred Compensation Plan. Currently five Non-Employee Directors of the Company are eligible to participate.

Description of Benefits under the Plan

Each Non-Employee Director may annually elect to defer all or any portion of his or her "Director's Compensation." For this purpose, "Director's Compensation" includes such individual's total annual retainer and any fees received for performance of director's functions. Amounts deferred by the Non-Employee Directors will be deposited by the Company in a separate Trust and invested solely in shares of Common Stock of the Company. The Trustee may purchase shares of Common Stock of the Company in the market or directly from the Company from authorized but unissued shares or treasury shares.

A Deferred Account will be established for each Non-Employee Director to record amounts credited to him or her. Amounts credited to the Deferred Account and shares purchased with those amounts are fully vested and non-forfeitable at all times. At any point in time, the Benefit payable to the Non-Employee Director is equal to the value of the shares purchased with the amount credited to his or her Deferred Account.

Distribution of Benefits

Following the earlier of the date that (i) a Non-Employee Director ceases to serve as a Director of the Company for any reason or (ii) there is a Change in Control, as described in the Deferred Compensation Plan, the Non-Employee Director's Benefit shall be paid to him or her in a lump sum distribution or, in the event of his or her death, to his or her beneficiary. Payment of the lump sum distribution shall be in cash or Common Stock, as elected by the Non-Employee Director.

Duration of the Plan

The Deferred Compensation Plan will remain in effect until terminated by the Board of Directors.

Federal Income Tax Consequences

The following description of the federal income tax consequences of deferrals under the Deferred Compensation Plan is a general summary. State, local, and other taxes may also be imposed in connection with benefits from the Deferred Compensation Plan. This discussion is intended for the information of stockholders considering how to vote at the annual meeting and not as tax guidance to Non-Employee Directors who participate in the Deferred Compensation Plan.

Generally, a Non-Employee Director who elects in advance of the year to defer a portion of his or her compensation shall not be taxed on such deferrals. Amounts distributed to the Non-Employee Director or, his or her beneficiary in the event of death, will be taxable to the recipient as ordinary income in the year of distribution.

All deferrals and earnings thereon retained in the Trust are considered an asset of the Company and will be taxable to the Company. The Company shall receive a deduction equal to the amount taxable to the recipient in the year of distribution.

THE BOARD OF DIRECTORS RECOMMEND A VOTE "FOR" PROPOSAL #4

OTHER BUSINESS

As of the date of this Proxy Statement, management of the Company is not aware of any matters to be brought before the Annual Meeting other than the matters set forth in this Proxy Statement. However, if other matters properly come before the Meeting, it is the intention of the proxy holders named in the enclosed form of proxy to vote in accordance with their discretion on such matters pursuant to such proxy.

Advance Notice Procedures

Under the Company's By-Laws, no business may be brought before an annual meeting of the Company unless it is specified in the notice of the meeting or is otherwise brought before the meeting by or at the direction of the Board of Directors or by a stockholder entitled to vote who has delivered advance notice to the Company. The notice must contain certain information specified in the By-Laws and be delivered to the Corporate Secretary of the Company at 103 East Main Street, Bridgeport, West Virginia 26330, not less than 80 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. These requirements are separate from and in addition to the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in the Company's proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Under federal proxy rules, if a stockholder wishes to present such a proposal, but fails to notify the Company by the date required by the Company's By-laws, the proxies solicited by the Board of Directors will include discretionary authority to vote on the stockholder's proposal in the event the proposal is properly brought before the meeting.

General

The enclosed Proxy is solicited by the Company's Board of Directors. The cost of solicitation of such proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable and appropriate expenses incurred by them in sending proxy materials to the beneficial owners of the Company's common stock. In addition to solicitations by mail, directors, officers and employees of the Company may solicit proxies personally, by telephone or by telegraph without additional compensation.

Stockholder Proposals for 2005 Annual Meeting

In order to be included in the Company's proxy statement for the 2005 annual meeting of stockholders, stockholder proposals must be received by the Company at its principal executive office on or prior to January 18, 2005. Proposals should be addressed to Corporate Secretary, Petroleum Development Corporation, 103 East Main Street, Bridgeport, West Virginia 26330.

In addition, for any proposal that is not submitted for inclusion in next year's proxy statement, but is instead sought to be presented directly at the 2005 annual meeting of stockholders, SEC rules permit management to vote proxies in its discretion if the Company (1) receives written notice of the proposal not later than March 25, 2005, nor earlier than March 14, 2005, and advises stockholders in the 2005 proxy statement about the nature of the matter and how management intends to vote on the matter; or (2) does not receive written notice of the proposal prior to the close of business on March 25, 2005. Notices of intention to present proposals at the 2005 annual meeting of stockholders should be addressed to Corporate Secretary, Petroleum Development Corporation, 103 East Main Street, Bridgeport, West Virginia 26330.

By Order Of The Board of Directors

Steven R. Williams
Chairman

Dated: May 12, 2004

THE COMPANY WILL PROVIDE WITHOUT CHARGE TO ANY PERSON WHO IS A RECORD OR BENEFICIAL HOLDER OF COMMON STOCK OF THE COMPANY, ON WRITTEN REQUEST OF SUCH PERSON, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 INCLUDING FINANCIAL STATEMENTS AND SCHEDULES THERETO, WHICH THE COMPANY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. COPIES MAY BE OBTAINED BY WRITING TO CORPORATE COMMUNICATIONS DEPARTMENT, PETROLEUM DEVELOPMENT CORPORATION, P.O. BOX 26, BRIDGEPORT, WEST VIRGINIA 26330.

Petroleum Development Corporation

Proxy Solicited by the Board of Directors For Annual Meeting of Stockholders

The undersigned hereby appoints STEVEN R. WILLIAMS and DARWIN L. STUMP, and either of them, proxies, each with full power to act without the other and with full power of substitution for and in the name of the undersigned at the Annual Meeting of Stockholders of Petroleum Development Corporation (the "Company") to be held on June 11, 2004 at 10:00 A.M. and at any adjournment or postponement thereof to vote all shares of the Common Stock of the Company, held by the undersigned with respect to the following matters or postponement and on such other matters as may properly come before the meeting.

(1) ELECTION OF DIRECTORS

    ☐ FOR all nominees listed below *(except as marked to the contrary below)*
    ☐ WITHHOLD AUTHORITY to vote for all nominees listed below
        Vincent F. D'Annunzio, Thomas E. Riley and David C. Parke

(INSTRUCTION: To withhold authority to vote for any nominee, circle that nominee's name above.)

(2) To ratify the selection of independent public accountants for the Company for the fiscal year ending December 31, 2004.
    ☐ FOR ☐ AGAINST ☐ ABSTAIN

(3) To approve the 2004 Long-Term Equity Compensation Plan.
    ☐ FOR ☐ AGAINST ☐ ABSTAIN

(4) To approve the Non-Employee Director Deferred Compensation Plan.
    ☐ FOR ☐ AGAINST ☐ ABSTAIN

(CONTINUED AND TO BE SIGNED ON THE OTHER SIDE)

The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement for such meeting dated June 11, 2004 and a copy of the Company's 2003 Annual Report.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO ITS EXERCISE. THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED, WILL BE VOTED AS DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS INDICATED, IT WILL BE VOTED FOR PROPOSALS 1, 2, 3 AND 4.

_____, 2004

(Please sign EXACTLY as your name appears hereon) when signing as a representative capacity, please give full title.

IMPORTANT INFORMATION IS CONTAINED ON OTHER SIDE OF THIS CARD, PLEASE READ BOTH SIDES OF THIS CARD, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY IN THE ENCLOSED ENVELOPE.

AUDIT COMMITTEE CHARTER

Adopted April 27, 2004

I. Purpose

The Audit Committee is appointed by the Board of Directors to: (1) assist the Board in monitoring the integrity of the financial reporting process, systems of internal controls and financial statements and reports of the Company, and the compliance by the Company with legal and regulatory requirements; and (2) be directly responsible for the appointment, compensation and oversight of the independent auditor employed by the Company for the purpose of preparing or issuing an audit report or related work (the "Outside Auditor").

To fulfill responsibilities to the Company's shareholders, potential shareholders and the investment community, the Audit Committee will provide independent and objective oversight of the Company's accounting functions and internal controls and will monitor the objectivity of the Company's financial statements.

The Audit Committee will assist Board oversight of:

1. The integrity of the Company's financial statements.

2. The Company's compliance with legal and regulatory requirements.

3. The Outside Auditor's qualifications and independence.

4. The performance of the Company's internal audit function and the Outside Auditor.

In addition, the Audit Committee will prepare all the Audit Committee reports required under law and will provide an open avenue of communication between the Company's financial management, accounting staff, Outside Auditor, and the Board.

II. Organization

A. Composition of the Audit Committee

1. The Audit Committee shall consist of no fewer than three members of the Board, as determined annually by the Board on the recommendation of the Nominating and Governance Committee.

2. The members of the Audit Committee shall meet the independence and expertise requirements of the Sarbanes-Oxley Act of 2002, the NASDAQ Stock Market, any other exchange on which the Company's securities are traded, the rules and regulations of the Securities and Exchange Commission (the "Commission"), and such other laws and regulations as might now or in the future apply. The Board shall also determine that each member is "financially literate," that one member has "accounting or related financial management expertise," and whether any member of the Audit Committee is an "audit committee financial expert" as such qualifications are interpreted by the Board in its business judgment.

3. The members of the Audit Committee shall be appointed annually by the Board on the recommendation of the Nominating and Governance Committee.

4. Audit Committee members may be removed, with or without cause, by the Board at any time.

5. The Board shall designate the Chairman of the Audit Committee.

6. No director may serve as a member of the Audit Committee if he or she serves on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on the Audit Committee, and discloses this determination in the Company's annual proxy statement.

B. Meetings/ Minutes/ Reports

1. The Audit Committee shall meet as often as it determines necessary or appropriate, but not less frequently than quarterly. The Audit Committee shall meet in executive session at least quarterly.

2. The Chairman shall preside at each meeting. In the absence of the Chairman, one of the other members of the Audit Committee shall be designated as the acting chair of the meeting.

3. The Chairman (or acting chair) may direct appropriate members of management and staff to prepare draft agendas and related background information for each Audit Committee meeting. The draft agenda shall be reviewed and approved by the Audit Committee Chairman (or acting chair) in advance of distribution to the other Audit Committee members. Any background materials, together with the agenda, shall be distributed to the Audit Committee members in advance of the meeting.

4. All meetings of the Audit Committee shall be held pursuant to the by-laws of the Company with regard to notice and waiver thereof, and written minutes of each meeting, in the form approved by the Audit Committee, shall be duly filed in the Company records. Reports of meetings of the Audit Committee shall be made to the Board at its next regularly scheduled meeting following the Audit Committee meeting accompanied by any recommendations to the Board approved by the Audit Committee.

5. The Audit Committee shall prepare annually a report for inclusion in the Company's proxy statement relating to its annual shareholders meeting. In that report, the Audit Committee shall state whether it has: (a) reviewed and discussed the audited financial statements with management; (b) discussed with the Outside Auditor the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, as that statement may be modified or supplemented from time to time; (c) received from the Outside Auditor the written disclosures and the letter required by Independence Standards Board Standard No. 1, as that standard may be modified or supplemented from time to time, and has discussed with the Outside Auditor, the Outside Auditor's independence; and (d) based on the review and discussions referred to in clauses (a), (b) and (c) above, recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Commission.

C. Authority

1. The Outside Auditor is accountable to the Audit Committee as representatives of the shareholders. The Audit Committee shall be responsible directly for the appointment (subject, if applicable, to shareholder ratification), retention, termination, compensation and terms of engagement, evaluation, and oversight of the work of the Outside Auditor (including resolution of disagreements between management and the Outside Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The Outside Auditor shall report directly to the Audit Committee.

2. The Audit Committee shall pre-approve all audit services and non-audit services (including the fees and terms thereof) to be performed for the Company by the Outside Auditor to the extent required by and in a manner consistent with applicable law.

3. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate.

4. The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisers. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the Outside Auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and to any advisers employed by the Audit Committee, subject only to any limitations imposed by applicable rules and regulations.

5. The Audit Committee may request any officer or associate of the Company or the Company's outside counsel or Outside Auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

III. Responsibilities

A. Basic Responsibility

The function of the Audit Committee is oversight. The Company's management is responsible for the preparation, presentation and integrity of the Company's financial statements. The Company's management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The Outside Auditor is responsible for planning and carrying out a proper audit of the Company's annual financial statements, reviews of the Company's quarterly financial statements prior to the filing of each quarterly report on Form 10-Q, and other procedures.

The basic responsibility of the members of the Audit Committee is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders. In discharging that obligation, members shall be entitled to rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors, to the fullest extent permitted by law.

B. General Tasks of the Committee

1. The Audit Committee shall oversee the preparation of the report required by the rules of the Commission to be included in the Company's annual proxy statement.

2. The Audit Committee shall oversee the integrity of the audit process, financial reporting and internal accounting controls of the Company, oversee the work of the Company's management and the Outside Auditor in these areas, oversee management's development of, and adherence to, a sound system of internal accounting and financial controls, review whether the Outside Auditor objectively assessed the Company's financial reporting, accounting practices and internal controls, and provide an open avenue of communication among the Outside Auditor and the Board. It is the responsibility of management of the Company and the Outside Auditor, under the oversight of the Audit Committee and the Board, to plan and conduct financial audits and to determine that the Company's financial statements and disclosures are complete and accurate in accordance with generally accepted accounting principles ("GAAP") and applicable rules and regulations and fairly present, in all material respects, the financial condition of the Company; to assure compliance by the Company with applicable legal and regulatory requirements; and to review the Company's

internal transactions and accounting which do not require involvement in the detailed presentation of the Company's financial statements.

3. The Audit Committee shall meet with management and the Outside Auditor in separate executive sessions at least quarterly to discuss matters for which the Audit Committee has responsibility.

4. The Audit Committee shall make regular reports to the Board.

5. In performing its functions, the Audit Committee shall undertake those tasks and responsibilities that, in its judgment, would contribute most effectively to and implement the purposes of the Audit Committee.

C. Specific Requirements

In addition to the general tasks and responsibilities noted above, the following are the specific functions of the Audit Committee:

1. Financial Statement and Disclosure Matters

The Audit Committee shall:

a. Review and discuss with management, and to the extent the Audit Committee deems necessary or appropriate, the Outside Auditor, the Company's internal control over financial reporting and disclosure controls and procedures that are designed to ensure that the reports the Company files with the Commission comply with the Commission's rules and forms and discuss with management the CEO's and CFO's evaluations of the Company's internal control over financial reporting and disclosure controls and procedures.

b. Review and discuss with management and the Outside Auditor the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.

c. Review and discuss with management and the Outside Auditor the Company's quarterly financial statements, including disclosures made in management's discussion and analysis, prior to the filing of its Form 10-Q, including the results of the Outside Auditor's reviews of the quarterly financial statements.

d. Review and discuss quarterly reports from the Outside Auditor on:

(1) All critical accounting policies and practices to be used;

(2) All alternative treatments within GAAP for policies and practices related to material items that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Outside Auditor;

(3) The internal controls adhered to by the Company, management, and the Company's financial and accounting personnel, and the impact of each on the quality and reliability of the Company's financial reporting; and

(4) Other material written communications between the Outside Auditor and management, such as any management letter or schedule of unadjusted differences.

e. Discuss in advance with management the Company's practice with respect to the types of information to be disclosed and the types of presentations to be made in earnings press releases, including the use, if any, of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies.

f. Review and discuss with management and the Outside Auditor:

(1) Significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements;

(2) The clarity of the financial disclosures made by the Company;

(3) The development, selection and disclosure of critical accounting estimates and the analyses of alternative assumptions or estimates, and the effect of such estimates on the Company's financial statements;

(4) Potential changes in GAAP and the effect such changes would have on the Company's financial statements;

(5) Significant changes in accounting principles, financial reporting policies and internal controls implemented by the Company;

(6) Significant litigation, contingencies and claims against the Company and material accounting issues that require disclosure in the Company's financial statements;

(7) Information regarding any "second" opinions sought by management from an independent auditor with respect to the accounting treatment of a particular event or transaction;

(8) Management's compliance with the Company's processes, procedures and internal controls;

(9) The adequacy and effectiveness of the Company's internal accounting and financial controls and the recommendations of management and the Outside Auditor for the improvement of accounting practices and internal controls; and

(10) Any difficulties encountered by the Outside Auditor in the course of their audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

g. Discuss with management and the Outside Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures and aggregate contractual obligations on the Company's financial statements.

h. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

i. Discuss with the Outside Auditor the matters required to be discussed by SAS No. 61 relating to the conduct of the audit and in particular, discuss:

(1) The adoption of, or changes to, the Company's significant internal auditing and accounting principles and practices as suggested by the Outside Auditor or management; and

(2) The management letter provided by the Outside Auditor and the Company's response to that letter.

j. Receive and review disclosures made to the Audit Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Company's Form 10-K and Form 10-Q about (1) any significant deficiencies in the design or operation of internal controls or material weakness therein, (2) any fraud involving management or other associates who have a significant role in the Company's internal controls and (3) any significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

2. Oversight of the Company's Relationship with the Outside Auditor

The Audit Committee shall:

a. Review the experience and qualifications of the senior members of the Outside Auditor team.

b. Obtain and review a report from the Outside Auditor at least annually regarding (a) the Outside Auditor's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the Outside Auditor and the Company, including the written disclosures and the letter required by Independence Standards Board Standard No. 1, as that standard may be modified or supplemented from time to time; and discuss with the Outside Auditor any issues or relationships disclosed in such report that, in the judgment of the Audit Committee, may have an impact on the competence or independence of the Outside Auditor.

c. Evaluate the qualifications, performance and independence of the Outside Auditor, including considering whether the Outside Auditor's quality controls are adequate and whether the provision of non-audit services is compatible with maintaining the Outside Auditor's independence, taking into account the opinions of management and the Internal Auditor and obtain from the independent accountants assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, as amended. The Audit Committee shall present its conclusions to the Board.

d. Oversee the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit at least once every five years, and oversee the rotation of other audit partners, in accordance with the rules of the Commission.

e. Recommend to the Board policies for the Company's hiring of present and former associates of the Outside Auditor who have participated in any capacity in the audit of the Company, in accordance with the rules of the Commission.

f. To the extent the Audit Committee deems necessary or appropriate, discuss with the national office of the Outside Auditor issues on which they were consulted by the Company's audit team and matters of audit quality and consistency.

g. Discuss with management and the Outside Auditor any accounting adjustments that were noted or proposed by the Outside Auditor, but were not adopted or reflected.

h. Meet with management and the Outside Auditor prior to the audit to discuss and review the scope, planning and staffing of the audit.

i. Obtain from the Outside Auditor the information required to be disclosed to the Company by generally accepted auditing standards in connection with the conduct of an audit, including topics covered by SAS Nos. 54, 60, 61 and 82.

j. Require the Outside Auditor to review the financial information included in the Company's Form 10-Q in accordance with Rule 10-01(d) of Regulation S-X of the Commission prior to the Company filing such reports with the Commission and to provide to the Company for inclusion in the Company's Form 10-Q any reports of the Outside Auditor required by Rule 10-01(d).

3. Evaluation of the Company's Need for an Internal Audit Function

The Audit Committee shall:

a. Evaluate annually whether the Company needs to establish a separate Internal Audit group, and recommend to the Board the establishment of such a group if the needed.

b. Until such time as an Internal Audit group is established, review at least annually with management and the Outside Auditor the adequacy of the internal controls and oversight used to fulfill the functions that are the normal responsibility of an Internal Audit group.

4. Compliance Oversight Responsibilities

The Audit Committee shall:

a. Obtain from the Outside Auditor the reports required to be furnished to the Audit Committee under Section 10A of the Exchange Act and obtain from the Outside Auditor any information with respect to illegal acts in accordance with Section 10A. The Audit Committee shall present its conclusions to the Board.

b. Obtain reports from management and the Outside Auditor concerning whether the Company is in compliance with applicable legal requirements and the Company's Code of Ethics; obtain and review reports and disclosures of insider and affiliated party transactions; and advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and the Code of Ethics.

c. Establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

d. Discuss with management and the Outside Auditor any correspondence between the Company and regulators or governmental agencies and any associate complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies.

e. Discuss with management and the Company's legal counsel actual or threatened litigation or legal matters that may have a material impact on the financial statements or the Company's compliance policies.

5. Additional Responsibilities

The Audit Committee shall:

a. Conduct or authorize investigations into any matters within the Audit Committee's scope of responsibilities.

b. Review the Company's Related-Party Transaction Policy and recommend any changes to the Nominating and Governance Committee and then to the Board for approval and review and determine whether to approve or ratify transactions covered by such policy, as appropriate.

IV. Evaluations of the Audit Committee

The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually review its own performance.

Exhibit B

PETROLEUM DEVELOPMENT CORPORATION

2004 LONG-TERM EQUITY COMPENSATION PLAN

ESTABLISHED AS OF APRIL 27, 2004

TABLE OF CONTENTS

PETROLEUM DEVELOPMENT CORPORATION
2004 LONG-TERM EQUITY COMPENSATION PLAN
ESTABLISHED AS OF APRIL 27, 2004

ESTABLISHMENT, OBJECTIVES AND DURATION

a.   ESTABLISHMENT OF THE PLAN. Petroleum Development Corporation, a Nevada corporation (hereinafter referred to as the "Company"), hereby establishes an incentive compensation plan to be known as the "2004 Petroleum Development Corporation Long-Term Equity Compensation Plan" (hereinafter referred to as the "Plan"), as set forth in this document. The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Shares and Performance Units.

Subject to approval by the Company's stockholders, the Plan shall become effective as of April 27, 2004 (the "Effective Date") and shall remain in effect as provided in Section 1.3 hereof.

b.   OBJECTIVES OF THE PLAN. The objectives of the Plan are to optimize the profitability and growth of the Company through incentives which are consistent with the Company's goals and which link the personal interests of Participants to those of the Company's stockholders; to provide Participants with an incentive for excellence in individual performance; and to promote teamwork among Participants.

c.   DURATION OF THE PLAN. The Plan shall commence on the Effective Date, as described in Section 1.1 hereof, and shall remain in effect, subject to the right of the Board of Directors to amend or terminate the Plan at any time pursuant to Article 14 hereof, until all Shares subject to it shall have been purchased or acquired according to the Plan's provisions. However, in no event may an Award be granted under the Plan on or after April 25, 2014.

DEFINITIONS

Whenever used in the Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized:

d.   "AFFILIATE" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations of the Exchange Act.

e.   "AWARD" means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Shares or Performance Units.

f.   "AWARD AGREEMENT" means an agreement entered into by the Company and each Participant setting forth the terms and provisions applicable to Awards granted under this Plan.

g.   "BENEFICIAL OWNER" or "BENEFICIAL OWNERSHIP" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

h.   "BOARD" or "BOARD OF DIRECTORS" means the Board of Directors of the Company.

i.   "CODE" means the Internal Revenue Code of 1986, as amended from time to time.

j.   "COMMITTEE" means any committee appointed by the Board to administer the Plan, as specified in Article 3 herein.

k.   "COMPANY" means Petroleum Development Corporation, a Nevada corporation, including any and all Subsidiaries and Affiliates, and any successor thereto as provided in Article 19 herein.

l.   "COVERED EMPLOYEE" means a Participant who, as of the date of vesting and/or payout of an Award, as applicable, is one of the group of "covered employees," as defined in the regulations promulgated under Code Section 162(m), or any successor statute.

m.   "DIRECTOR" means any individual who is a member of the Board of Directors of the Company or any Subsidiary or Affiliates.

n.   "DISABILITY" shall have the meaning ascribed to such term in the Participant's governing long-term disability plan, or if no such plan exists, at the discretion of the Committee.

o.   "EFFECTIVE DATE" shall have the meaning ascribed to such term in Section 1.1 hereof.

p.   "EMPLOYEE" means any full-time, active employee of the Company or its Subsidiaries or Affiliates. Directors who are not employed by the Company shall not be considered Employees under this Plan.

q.   "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

r.   "FAIR MARKET VALUE" shall be determined on the basis of the closing sale price at which Shares have been sold regular way on the principal securities exchange on which the Shares are traded or, if there is no such sale on the relevant date, then on the last previous day on which there was such a sale.

s.   "FREESTANDING SAR" means an SAR that is granted independently of any Options, as described in Article 7 herein.

t.   "INCENTIVE STOCK OPTION" or "ISO" means an option to purchase Shares granted under Article 6 herein and which is designated as an Incentive Stock Option and which is intended to meet the requirements of Code Section 422.

u.   "INSIDER" shall mean an individual who is, on the relevant date, an officer, director or ten percent (10%) beneficial owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act.

v.   "NON-EMPLOYEE DIRECTOR" shall mean a Director who is not also an Employee.

w.   "NON-QUALIFIED STOCK OPTION" or "NQSO" means an option to purchase Shares granted under Article 6 herein and which is not intended to meet the requirements of Code Section 422.

x.   "OPTION" means an Incentive Stock Option or a Nonqualified Stock Option, as described in Article 6 herein.

y.   "OPTION PRICE" means the price at which a Share may be purchased by a Participant pursuant to an Option.

z.   "PARTICIPANT" means an Employee who has been selected to receive an Award or who has outstanding an Award granted under the Plan.

aa.   "PERFORMANCE-BASED EXCEPTION" means the performance-based exception from the tax deductibility limitations of Code Section 162(m).

bb.   "PERFORMANCE SHARE" means an Award granted to a Participant, as described in Article 9 herein.

cc.   "PERFORMANCE UNIT" means an Award granted to a Participant, as described in Article 9 herein.

dd.   "PERIOD OF RESTRICTION" means the period during which the transfer of Shares of Restricted Stock is limited in some way (based on the passage of time, the achievement of performance goals or upon the occurrence of other events as determined by the Committee, at its discretion), and the Shares are subject to a substantial risk of forfeiture, as provided in Article 8 herein.

ee.   "PERSON" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

ff.   "RESTRICTED STOCK" means an Award granted to a Participant pursuant to Article 8 herein.

gg.   "RETIREMENT" shall have the meaning ascribed to such term in the Company's tax-qualified profit sharing plan.

hh.   "SHARES" means the shares of common stock of the Company.

ii.   "STOCK APPRECIATION RIGHT" or "SAR" means an Award, granted alone or, in connection with a related Option, designated as an SAR, pursuant to the terms of Article 7 herein.

jj.   "SUBSIDIARY" means any corporation, partnership, joint venture or other entity in which the Company has a majority voting interest (including all divisions, affiliates and related entities).

kk.   "TANDEM SAR" means an SAR that is granted in connection with a related Option pursuant to Article 7 herein, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall similarly be canceled).

ADMINISTRATION

ll.   THE COMMITTEE. The Plan shall be administered by the Compensation Committee of the Board consisting of not less than two Directors who meet the "Non-Employee Director" requirements of Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, the "Independent Director" requirements of Nasdaq Marketplace Rule 4350©, and the requirements of Code Section 162(m), or by any other committee appointed by the Board, provided the members of such committee meet such requirements.

mm.   AUTHORITY OF THE COMMITTEE. Except as limited by law or by the Articles of Incorporation or Bylaws of the Company, and subject to the provisions herein, the Committee shall have full power to select Employees who shall participate in the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; construe and interpret the Plan and any agreement or instrument entered into under the Plan; establish, amend or waive rules and regulations for the Plan's administration; and (subject to the provisions of Article 14 herein) amend the terms and conditions of any outstanding Award to the extent such terms and conditions are within the discretion of the Committee as provided in the Plan. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan. As permitted by law, the Committee may delegate its authority as identified herein.

nn.   DECISIONS BINDING. All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its stockholders, Employees, Participants and their estates and beneficiaries.

SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

oo.   NUMBER OF SHARES AVAILABLE FOR GRANTS. Subject to Sections 4.2 and 4.3 herein, the maximum number of Shares with respect to which Awards may be granted to Participants under the Plan shall be seven hundred fifty thousand (750,000). Shares issued under the Plan may be either authorized but unissued Shares (subject to a maximum of seven hundred fifty thousand (750,000) Shares), treasury Shares or any combination thereof.

Unless and until the Committee determines that an Award to a Covered Employee shall not be designed to comply with the Performance-Based Exception, the following rules shall apply to grants of such Awards under the Plan, subject to Sections 4.2 and 4.3.

i.   STOCK OPTIONS AND SARS: The maximum aggregate number of Shares that may be subject to Stock Options, with or without Tandem SARs, or Freestanding SARs, granted in any one fiscal year to any one Participant shall be one hundred thousand (100,000).

ii.   RESTRICTED STOCK: The maximum aggregate grant with respect to Awards of Restricted Stock which are intended to qualify for the Performance-Based Exception, and which are granted in any one fiscal year to any one Participant shall be fifty thousand (50,000) Shares.

iii.   PERFORMANCE SHARES/PERFORMANCE UNITS: The maximum aggregate payout (determined as of the end of the applicable performance period) with respect to Awards of Performance Shares or Performance Units which are intended to comply with the Performance-Based Exception, and which are granted in any one fiscal year to any one Participant shall be equal to the Fair Market Value of fifty thousand (50,000) Shares.

pp.   LAPSED AWARDS. If any Award granted under this Plan is canceled, terminates, expires or lapses for any reason (with the exception of the termination of a Tandem SAR upon exercise of the related Option, or the termination of a related Option upon exercise of the corresponding Tandem SAR), any Shares subject to such Award again shall be available for the grant of an Award under the Plan.

qq.   ADJUSTMENTS. In the event of any change in corporate capitalization such as a stock split or stock dividend, or a corporate transaction such as any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Company, any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368 or any partial or complete liquidation of the Company, such adjustment shall be made in the number and class of Shares which are reserved and may be delivered under Section 4.1, in the number and class of and/or price of Shares subject to outstanding Awards granted under the Plan, and in the Award limits set forth in subsections 4.1(a), 4.l(b) and 4.l(c), as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; provided, however, that the number of Shares subject to any Award shall always be a whole number.

ELIGIBILITY AND PARTICIPATION

        rr.   ELIGIBILITY. Persons eligible to participate in this Plan include officers and certain key salaried Employees of the Company with potential to contribute to the success of the Company or its Subsidiaries, including Employees who are members of the Board.

        ss.   ACTUAL PARTICIPATION. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees those to whom Awards shall be granted, and shall determine the nature and amount of each Award.

STOCK OPTIONS

        tt.   GRANT OF OPTIONS. Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee.

        uu.   AWARD AGREEMENT. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether the Option is intended to be an ISO within the meaning of Code Section 422, or an NQSO, whose grant is intended not to fall under the provisions of Code Section 422.

        vv.   OPTION PRICE. The Option Price for each grant of an Option under this Plan shall be at least equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted.

        ww.   DURATION OF OPTIONS. Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the tenth anniversary following the date of its grant and provided further that no Option shall be exercisable later than the fifth anniversary following the date of its grant for an ISO granted to a Participant, who at the time of such grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company.

        xx.   EXERCISE OF OPTIONS. Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

        yy.   PAYMENT. Options granted under this Article 6 shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

The Option Price upon exercise of any Option shall be payable to the Company in full either: (a) in cash or its equivalent; or (b) by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price (provided that the Shares which are tendered must have been held by the Participant for at least six months prior to their tender to satisfy the Option Price); or (c) by a combination of (a) and (b).

The Committee may also allow cashless exercise as permitted under Federal Reserve Board's Regulation T, subject to applicable securities law restrictions, or by any other means which the Committee determines to be consistent with the Plan's purpose and applicable law.

Subject to any governing rules or regulations, as soon as practicable after receipt of a written notification of exercise and full payment, the Company shall deliver to the Participant, in the Participant's name, Share certificates in an appropriate amount based upon the number of Shares purchased under the Option(s).

zz.   RESTRICTIONS ON SHARE TRANSFERABILITY. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

aaa.   TERMINATION OF EMPLOYMENT. Each Participant's Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment with the Company. Such provisions shall be determined in the sole discretion of the Committee but shall conform to the limitations established in Section 6.4, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Options issued pursuant to this Article 6, and may reflect distinctions based on the reasons for termination of employment.

bbb.   NONTRANSFERABILITY OF OPTIONS.

i.   INCENTIVE STOCK OPTIONS. No ISO granted under the Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant or the Participant's legal representative (to the extent permitted under Code Section 422).

ii.   NONQUALIFIED STOCK OPTIONS. Except as otherwise provided in a Participant's Award Agreement, no NQSO granted under this Article 6 may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all NQSOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant or the Participant's legal representative.

STOCK APPRECIATION RIGHTS

ccc.   GRANT OF SARS. Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs or any combination of these forms of SAR.

The Committee shall have complete discretion in determining the number of SARs granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

The grant price of a Freestanding SAR shall equal the Fair Market Value of a Share on the date of grant of the SAR. The grant price of Tandem SARs shall equal the Option Price of the related Option.

ddd.   EXERCISE OF TANDEM SARS. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable.

Notwithstanding any other provision of this Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (I) the Tandem SAR will expire no later than the expiration of the underlying ISO; (ii) the value of the payout with respect to the Tandem SAR may be for no more than 100% of the difference between the Option Price of the underlying ISO and the Fair Market Value of the Shares subject to the underlying ISO at the time the Tandem SAR is exercised; and (iii) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Option Price of the ISO.

eee. EXERCISE OF FREESTANDING SARS. Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them.

fff. SAR AGREEMENT. Each SAR grant shall be evidenced by an Award Agreement that shall specify the grant price, the term of the SAR, and such other provisions as the Committee shall determine.

ggg. TERM OF SARS. The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed ten years.

hhh. PAYMENT OF SAR AMOUNT. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

i. the difference between the Fair Market Value of a Share on the date of exercise over the grant price; by

ii. the number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value or in some combination thereof. The Committee's determination regarding the form of SAR payout shall be set forth in the Award Agreement pertaining to the grant of the SAR.

iii. TERMINATION OF EMPLOYMENT. Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment with the Company and/or its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all SARs issued pursuant to the Plan and may reflect distinctions based on the reasons for termination of employment.

jjj. NONTRANSFERABILITY OF SARS. Except as otherwise provided in a Participant's Award Agreement, no SAR granted under the Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all SARs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant or the Participant's legal representative.

RESTRICTED STOCK

kkk. GRANT OF RESTRICTED STOCK. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock to Participants in such amounts as the Committee shall determine.

lll. RESTRICTED STOCK AGREEMENT. Each Restricted Stock grant shall be evidenced by a Restricted Stock Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock granted and such other provisions as the Committee shall determine.

mmm. TRANSFERABILITY. Except as provided in this Article 8, the Shares of Restricted Stock granted under the Plan may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Restricted Stock Award Agreement, or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and as set forth in the Restricted Stock Award Agreement. All rights with respect to the Restricted Stock granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant or the Participant's legal representative.

nnn.　　　　OTHER RESTRICTIONS. Subject to Article 10 herein, the Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, restrictions based upon the achievement of specific performance goals (Company-wide, divisional and/or individual), time-based restrictions on vesting following the attainment of the performance goals and/or restrictions under applicable federal or state securities laws.

The Company may retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied.

Except as otherwise provided in this Article 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant after the last day of the applicable Period of Restriction.

ooo.　　　　VOTING RIGHTS. Participants holding Shares of Restricted Stock granted hereunder may be granted the right to exercise full voting rights with respect to those Shares during the Period of Restriction.

ppp.　　　　DIVIDENDS AND OTHER DISTRIBUTIONS. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may be credited with regular cash dividends paid with respect to the underlying Shares while they are so held. The Committee may apply any restrictions to the dividends that the Committee deems appropriate. Without limiting the generality of the preceding sentence, if the grant or vesting of Restricted Shares granted to a Covered Employee is designed to comply with the requirements of the Performance-Based Exception, the Committee may apply any restrictions it deems appropriate to the payment of dividends declared with respect to such Restricted Shares, such that the dividends and/or the Restricted Shares maintain eligibility for the Performance-Based Exception.

qqq.　　　　TERMINATION OF EMPLOYMENT. Each Restricted Stock Award Agreement shall set forth the extent to which the Participant shall have the right to receive unvested Restricted Shares following termination of the Participant's employment with the Company. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock issued pursuant to the Plan and may reflect distinctions based on the reasons for termination of employment; provided, however, that except in the cases of terminations by reason of death or Disability, the vesting of Shares of Restricted Stock which qualify for the Performance-Based Exception and which are held by Covered Employees shall occur at the time they otherwise would have vested, but for the employment termination.

PERFORMANCE UNITS AND PERFORMANCE SHARES

rrr.　　　　GRANT OF PERFORMANCE UNITS/SHARES. Subject to the terms of the Plan, Performance Units and/or Performance Shares may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

sss.　　　　VALUE OF PERFORMANCE UNITS/SHARES. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the number and/or value of Performance Units/Shares that will be paid out to the Participant. For purposes of this Article 9, the time period during which the performance goals must be met shall be called a "Performance Period."

ttt.　　　　EARNING OF PERFORMANCE UNITS/SHARES. Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Units/Shares shall be entitled to receive payout on the number and value of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

uuu.   FORM AND TIMING OF PAYMENT OF PERFORMANCE UNITS/SHARES. Payment of earned Performance Units/Shares shall be made in a single lump sum following the close of the applicable Performance Period. Subject to the terms of this Plan, the Committee, in its sole discretion, may pay earned Performance Units/Shares in the form of cash or in Shares (or in a combination thereof) which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

At the discretion of the Committee, Participants may be entitled to receive any dividends declared with respect to Shares which have been earned in connection with grants of Performance Units and/or Performance Shares, but not yet distributed to Participants (such dividends shall be subject to the same accrual, forfeiture and payout restrictions as apply to dividends earned with respect to Shares of Restricted Stock, as set forth in Section 8.6 herein). In addition, Participants may, at the discretion of the Committee, be entitled to exercise their voting rights with respect to such Shares.

vvv.   TERMINATION OF EMPLOYMENT DUE TO DEATH, DISABILITY OR RETIREMENT. Unless determined otherwise by the Committee and set forth in the Participant's Award Agreement, in the event the employment of a Participant is terminated by reason of death, Disability or Retirement during a Performance Period, the Participant shall receive a payout of the Performance Units/Shares which is prorated, as specified by the Committee in its discretion.

Payment of earned Performance Units/Shares shall be made at a time specified by the Committee in its sole discretion and set forth in the Participant's Award Agreement. Notwithstanding the foregoing, with respect to Covered Employees who retire during a Performance Period, payments shall be made at the same time as payments are made to Participants who did not terminate employment during the applicable Performance Period.

www.   TERMINATION OF EMPLOYMENT FOR OTHER REASONS. In the event that a Participant's employment terminates for any reason other than those reasons set forth in Section 9.5 herein, all Performance Units/Shares shall be forfeited by the Participant to the Company unless determined otherwise by the Committee, as set forth in the Participant's Award Agreement.

xxx.   NONTRANSFERABILITY. Except as otherwise provided in a Participant's Award Agreement, Performance Units/Shares may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, a Participant's rights under the Plan shall be exercisable during the Participant's lifetime only by the Participant or the Participant's legal representative.

PERFORMANCE MEASURES
Unless and until the Committee proposes for stockholder vote and the Company's stockholders approve a change in the general performance measures set forth in this Article 10, the attainment of which may determine the degree of payout and/or vesting with respect to Awards to Covered Employees which are designed to qualify for the Performance-Based Exception, the performance measure(s) to be used for purposes of such grants shall be chosen from among net income either before or after taxes, market share, profits, share price, earnings per share, total stockholder return, return on assets, return on equity, operating income, return on capital or investment, or economic value added (including, but not limited to, any or all of such measures in comparison to the Company's competitors, the industry or some other comparator group).

The Committee shall have the discretion to adjust the determinations of the degree of attainment of the preestablished performance goals; provided, however, that Awards which are designed to qualify for the Performance-Based Exception, and which are held by Covered Employees, may not be adjusted upward (the Committee shall retain the discretion to adjust such Awards downward).

In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing performance measures without obtaining stockholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining stockholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards which shall not qualify for the Performance-Based Exception, the Committee may make such grants without satisfying the requirements of Code Section 162(m).

BENEFICIARY DESIGNATION
Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, the Participant's beneficiary shall be paid to the Participant's estate.

DEFERRALS
The Committee may permit or require a Participant to defer such Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of an Option or SAR, the lapse or waiver of restrictions with respect to Restricted Stock, or the satisfaction of any requirements or goals with respect to Performance Units/Shares. If any such deferral election is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

RIGHTS OF EMPLOYEES
yyy.   EMPLOYMENT. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

zzz.   PARTICIPATION. No Employee shall have the right to be selected to receive an Award under this Plan or, having been so selected, to be selected to receive a future Award.

AMENDMENT, MODIFICATION, TERMINATION AND ADJUSTMENTS
aaaa.   AMENDMENT, MODIFICATION, AND TERMINATION. Subject to the terms of the Plan, the Board, upon recommendation of the Committee, may at any time and from time to time alter, amend, suspend or terminate the Plan in whole or in part.

bbbb.   ADJUSTMENT OF AWARDS UPON THE OCCURRENCE OF CERTAIN UNUSUAL OR NONRECURRING EVENTS. The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.3 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan; provided that unless the Committee determines otherwise, no such adjustment shall be authorized to the extent that such authority would be inconsistent with the Plan or Awards meeting the requirements of Code Section 162(m), as from time to time amended.

cccc.   AWARDS PREVIOUSLY GRANTED. Notwithstanding any other provision of the Plan to the contrary (but subject to Section 14.2 hereof), no termination, amendment or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan without the written consent of the Participant holding such Award.

dddd.   COMPLIANCE WITH CODE SECTION 162(m). At all times when Code Section 162(m) is applicable, all Awards granted under this Plan shall comply with the requirements of Code Section 162(m); provided, however, that in the event the Committee determines that such compliance is not desired with respect to any Award or Awards available for grant under the Plan, then compliance with Code Section 162(m) will not be required. In addition, in the event that changes are made to Code Section 162(m) to permit greater flexibility with respect to any Award or Awards available under the Plan, the Committee may, subject to this Article 14, make any adjustments it deems appropriate.

PAYMENT OF PLAN AWARDS AND CONDITIONS THEREON

eeee.   EFFECT OF COMPETITIVE ACTIVITY. Anything contained in the Plan to the contrary notwithstanding, if the employment of any Participant shall terminate, for any reason other than death, while any Award to such Participant is outstanding hereunder, and such Participant has not yet received the Shares covered by such Award or otherwise received the full benefit of such Award, such Participant, if otherwise entitled thereto, shall receive such Shares or benefit only if, during the entire period from the date of such Participant's termination to the date of such receipt, such Participant shall have earned out such Award by: (I) making himself or herself available, upon request, at reasonable times and upon a reasonable basis, to consult with, supply information to, and otherwise cooperate with the Company or any Subsidiary or Affiliate thereof with respect to any matter that shall have been handled by him or her or under his or her supervision while he or she was in the employ of the Company or of any Subsidiary or Affiliate thereof; and (ii) refraining from engaging in any activity that is directly or indirectly in competition with any activity of the Company or any Subsidiary or Affiliate thereof.

ffff.   NONFULFILLMENT OF COMPETITIVE ACTIVITY CONDITIONS; WAIVERS UNDER THE PLAN. In the event of a Participant's nonfulfillment of any condition set forth in Section 15.1 hereof, such Participant's rights under any Award shall be forfeited and canceled forthwith; provided, however, that the nonfulfillment of such condition may at any time (whether before, at the time of, or subsequent to termination of employment) be waived by the Committee upon its determination that in its sole judgment there shall not have been and will not be any substantial adverse effect upon the Company or any Subsidiary or Affiliate thereof by reason of the nonfulfillment of such condition.

gggg.   EFFECT OF INIMICAL CONDUCT. Anything contained in the Plan to the contrary notwithstanding, all rights of a Participant under any Award shall cease on and as of the date on which it has been determined by the Committee that such Participant at any time (whether before or subsequent to termination of such Participant's employment) acted in manner inimical to the best interests of the Company or any Subsidiary or Affiliate thereof.

CHANGE IN CONTROL

hhhh.   DEFINITION. For purposes of this Plan, a "Change in Control" of the Company is deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

i.   the "Beneficial Ownership" of securities representing more than thirty-three percent (33%) of the combined voting power of the Company is acquired by any "person" as defined in Section 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company); or

ii.   the stockholders of the Company approve a definitive agreement to merge or consolidate the Company with or into another corporation or to sell or otherwise dispose of all or substantially all of its assets, or adopt a plan of liquidation; or

iii.   during any period of three consecutive years, individuals who at the beginning of such period were members of the Board cease for any reason to constitute at least a majority thereof (unless the election, or the nomination for election by the Company's stockholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of such period or whose election or nomination was previously so approved).

iiii.   TREATMENT OF OUTSTANDING AWARDS. Subject to Section 16.3 herein, upon the occurrence of a Change in Control:

    i.   any and all Options and SARs granted hereunder shall become immediately exercisable and shall remain exercisable throughout their entire term;

    ii.   any restriction periods and restrictions imposed on Restricted Stock which are not performance-based shall lapse;

    iii.   the target payout opportunities attainable under all outstanding Awards of performance-based Restricted Stock, Performance Units and Performance Shares shall be deemed to have been fully earned for the entire Performance Period(s) as of the effective date of the Change in Control. The vesting of all Awards denominated in Shares shall be accelerated as of the effective date of the Change in Control, and there shall be paid out to Participants within 30 days following the effective date of the Change in Control a pro rata number of Shares (or their cash equivalents) based upon an assumed achievement of all relevant targeted performance goals and upon the length of time within the Performance Period which has elapsed prior to the Change in Control. Awards denominated in cash shall be paid pro rata to participants in cash within 30 days following the effective date of the Change in Control, with the proration determined as a function of the length of time within the Performance Period which has elapsed prior to the Change in Control, and based on an assumed achievement of all relevant targeted performance goals.

jjjj.   TERMINATION, AMENDMENT AND MODIFICATIONS OF CHANGE-IN-CONTROL PROVISIONS. Notwithstanding any other provision of the Plan or any Award Agreement provision, the provisions of this Article 16 may not be terminated, amended or modified on or after the date of an event which is likely to give rise to a Change in Control to affect adversely any Award theretofore granted under the Plan without the prior written consent of the Participant with respect to said Participant's outstanding Awards.

WITHHOLDING

kkkk.   TAX WITHHOLDING. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

llll.   SHARE WITHHOLDING. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock, or upon any other taxable event arising as a result of Awards granted hereunder, Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction. All such elections shall be irrevocable, made in writing, and signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

INDEMNIFICATION

Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

SUCCESSORS

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business or assets of the Company.

LEGAL CONSTRUCTION

mmmm.   GENDER AND NUMBER. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

nnnn.   SEVERABILITY. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

oooo.   REQUIREMENTS OF LAW. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

pppp.   SECURITIES LAW COMPLIANCE. With respect to Insiders, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

qqqq.   GOVERNING LAW. To the extent not preempted by federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of West Virginia.

Exhibit C
PETROLEUM DEVELOPMENT CORPORATION

NON-EMPLOYEE DIRECTOR DEFERRED COMPENSATION PLAN

Petroleum Development Corporation, a Nevada corporation (the "Company"), hereby establishes, effective June 1, 2004, a nonqualified deferred compensation plan for the benefit of Non-Employee Directors (defined below) of the Company. This plan shall be known as the Petroleum Development Corporation Non-Employee Director Deferred Compensation Plan (the "Plan"). The Plan was adopted by the Board on April 27, 2004.

ARTICLE I
DEFERRED COMPENSATION ACCOUNTS
Section 1.1   Establishment of Accounts. The Company shall established a "Deferred Account" (also referred to as an "Account") for each Participant which shall be equal in value at any point in time to the Benefit payable to the Participant under the Petroleum Development Corporation Non-Employee Director Deferred Compensation Trust (the "Trust").

ARTICLE II
DEFINITIONS, GENDER AND NUMBER
Section 2.1   Definitions. Whenever used in the Plan, the following words and phrases shall have the meaning set forth below unless the context plainly requires a different meaning, and when a defined meaning is intended, the term is capitalized.

(a)   "Administrator" means the Board, or if and to the extent the Board does not administer the Plan, the Committee.

(b)   "Beneficiary" or "Beneficiaries" means the individuals, trusts or other entities designated by a Participant in writing pursuant to Section 7.2(b) of the Plan as being entitled to receive any benefit payable under the Plan by reason of the death of a Participant, or, in the absence of such designation, the persons specified in Section 7.2(c) of the Plan.

(c)   "Benefit" means the amounts credited to a Participant's Deferred Account pursuant to such Participant's Deferred Compensation Agreement as adjusted pursuant to Section 4.2.

(d)   "Board" means the Board of Directors of the Company as constituted at the relevant time.

i.   "Change in Control" means any of the following events: (i) the "Beneficial Ownership" of securities representing more than thirty-three percent (33%) of the combined voting power of the Company is acquired by any "person" as defined in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company); or (ii) the stockholders of the Company approve a definitive agreement to merge or consolidate the Company with or into another corporation or to sell or otherwise dispose of all or substantially all of its assets, or adopt a plan of liquidation; or (iii) during any period of three consecutive years, individuals who at the beginning of such period were members of the Board cease for any reason to constitute at least a majority thereof (unless the election, or the nomination for election by the Company's stockholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of such period or whose election or nomination was previously so approved).

(e)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute. References to a Code Section shall be deemed to be that section or to any successor to that section.

(f)   "Committee" means the Compensation Committee of the Board.

(g)   "Common Stock" means the common stock of the Company, par value $.01 per share, or any successor security.

(h)   "Company" means Petroleum Development Corporation, a Nevada corporation.

(i)   "Deferred Compensation Agreement" means the agreement to participate and defer compensation between a Participant and the Company.

(j)   "Director" means an individual serving as a member of the Board of Directors of the Company.

(k)   "Director's Compensation" of a Director for any Plan Year means that individual's total annual retainer, and any fees received for performance of the Director's functions, including fees for attendance or participation at meetings and for serving on a Board Committee or as a Committee or Board Chair. "Director's Compensation" shall not include expense reimbursements or options to purchase Common Stock.

(l)   "Effective Date" means June 1, 2004, the date on which this Plan becomes effective.

(m)   "Enrollment Period" means the period of December 1 to December 31 prior to the Plan Year to which a deferral election pursuant to a Deferred Compensation Agreement applies; provided, however, for the initial Plan Year, a Non-Employee Director may make a deferral election with respect to Director's Compensation to be paid for periods subsequent to the election within thirty (30) days after the Effective Date. The Enrollment Period for any newly elected Non-Employee Director shall be any time within thirty (30) days before or after the Director takes office and the deferral election shall apply to all Director's Compensation to be paid for periods subsequent to the election for the remainder of the Plan Year.

(n)   "Non-Employee Director" means any Director who is not an employee of the Company or any of its affiliates or subsidiaries.

(o)   "Participant" means a Non-Employee Director of the Company who has executed a Deferred Compensation Agreement and who maintains an Account under the Plan.

(p)   "Plan" means this Petroleum Development Corporation Non-Employee Director Deferred Compensation Plan as set forth herein and as amended or restated from time to time.

(q)   "Plan Year" means January 1 through December 31; provided, however, the initial Plan Year shall be a short Plan Year beginning on the Effective Date and ending December 31, 2004.

(r)   "Termination Event" means a Participant ceases being a Non-Employee Director of the Company for any reason or a Change in Control.

(s)   "Trust" means the Petroleum Development Corporation Non-Employee Director Deferred Compensation Trust.

Section 2.2   Gender and Number. Except as otherwise indicated by context, masculine terminology used herein also includes the feminine and neuter, and terms used in the singular may also include the plural.

ARTICLE III
PARTICIPATION

Section 3.1   Eligibility to Participate. Each Non-Employee Director of the Company may participate in this Plan.

Section 3.2   Election to Participate. Each Non-Employee Director may become a Participant in the Plan by electing to defer compensation in accordance with the terms of this Plan during an Enrollment Period. An election to defer shall be in writing and shall be made by executing a Deferred Compensation Agreement. Except with respect to new Non-Employee Directors or for the initial Plan Year, all elections to defer amounts under this Plan shall be made pursuant to a Deferred Compensation Agreement executed and filed with the Company before the year in which the amount deferred is earned. A deferral election made pursuant to a Deferred Compensation Agreement shall remain in effect until modified by the Participant. No modification shall be given effect with respect to a Plan Year to which the modification is intended to apply unless that modification is made prior to the beginning of that Plan Year.

Section 3.3   Cessation of Participation. Participation in the Plan shall continue until all of the Benefits to which the Participant is entitled have been paid in full.

ARTICLE IV
ENTRIES TO PARTICIPANTS' ACCOUNTS

Section 4.1   Deferrals. Pursuant to a Deferred Compensation Agreement in effect for the applicable Plan Year, a Participant may elect to defer all or a portion of Director's Compensation into his or her Deferred Account. A Participant's Deferred Account shall be credited with the dollar amount of Director's Compensation to be deferred as designated by such Participant in his or her Deferred Compensation Agreement on the date such compensation would otherwise have been payable.

Section 4.2   Adjustment to Accounts.

(a)   Funding of Trust. An amount equal to the dollar amount credited to the Deferred Account of a Participant shall be deposited into the Trust on the date credited to the Deferred Account.

(b)   Adjustment of Deferral Account. Amounts credited to the Deferral Account shall be adjusted to reflect the value of the assets credited to such Participant under the Trust.

Section 4.3   Distributions. A Participant's Deferred Account shall be debited for the same amount of any distribution made to such Participant from the Trust.

ARTICLE V
BENEFITS

Section 5.1   Timing of Distribution. The amounts credited to a Participant's Account shall be paid within a reasonable time after a Termination Event.

ARTICLE VI
VESTING

Section 6.1   Immediate Vesting. Participants shall be fully vested in their Account at all times.

ARTICLE VII
DISTRIBUTION OF BENEFITS

Section 7.1   Form of Benefit. A Participant shall receive his or her Benefits in a lump sum distribution. Payment of such lump sum distribution shall be in cash or in kind, as so determined by the Participant.

Section 7.2   Death Benefits.

(a)   If a Participant dies prior to the time of payment of the Benefits, the Participant's Benefit shall be paid to the Beneficiary in a lump sum with a reasonable time following the Participant's death.

(b)   Each Participant has the right to designate primary and contingent Beneficiaries for Benefits payable under the Plan. A beneficiary designation by a Participant shall be in writing on a form acceptable to the Company and shall be effective only upon delivery to the Company. A beneficiary designation may be revoked by a Participant at any time by delivering to the Company either written notice of revocation or a new beneficiary designation form. The beneficiary designation form last delivered to the Company prior to the death of a Participant shall control.

(c)   In the event there is no beneficiary designation on file with the Company, or all Beneficiaries designated by a Participant have predeceased the Participant, the Benefits payable by reason of the death of the Participant shall be paid to the Participant's spouse, if living; if the Participant does not leave a surviving spouse, to the Participant's issue by right of representation; or, if there are no such issue then living, to the Participant's estate.

ARTICLE VIII
FUNDING

Section 8.1   Sources of Benefits. All Benefits under the Plan shall be paid when due by the Company out of the Trust.

Section 8.2   No Claim on Specific Assets. No Participant shall be deemed to have, by virtue of being a Participant in the Plan, any claim on any specific assets of the Company such that the Participant would be subject to income taxation on his Benefits under the Plan prior to distribution and the rights of Participants and Beneficiaries to Benefits to which they are otherwise entitled under the Plan shall be those of an unsecured general creditors of the Company.

ARTICLE IX
ADMINISTRATION OF THE PLAN

Section 9.1   Administrator. The Administrator shall be responsible for the general operation and administration of this Plan and for carrying out the provisions thereof.

Section 9.2   General Powers of Administration. The Plan shall be administered by the Administrator. The Administrator shall be entitled to rely conclusively upon all tables, valuations, certificates, opinions and reports furnished by any actuary, accountant, controller, counsel or other person employed or engaged by the Company with respect to this Plan.

Section 9.3   Claims Procedure. The Administrator shall notify a Participant in writing within ninety (90) days of the Participant's written application for Benefits of his or her eligibility or non-eligibility for Benefits under the Plan. If the Administrator determines that a Participant is not eligible for Benefits or full Benefits, the notice shall set forth (i) the specific reasons for such denial, (ii) a specific reference to the provision of the Plan on which the denial is based, (iii) a description of any additional information or material necessary for the claimant to perfect his or her claim, a description of why it is needed, and an explanation of the Plan's claims review procedure and other appropriate information as the steps to be taken if the Participant wishes to have his or her claim reviewed. If the Administrator determines that there are special circumstances requiring additional time to make a decision, the Administrator shall notify the Participant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for an additional 90-day period. If a Participant is determined by the Administrator to be not eligible for Benefits, or if the Participant believes that he or she is entitled to greater or different Benefits, he or she shall have the opportunity to have his or her claim reviewed by the Administrator or filing a petition for review with the Administrator within sixty (60) days after receipt by him or her of the notice issued by the Administrator. Said petition shall state that specific reasons the Participant believes he or she is entitled to Benefits or greater or different Benefits. Within sixty (60) days after receipt by the Administrator of said petition, the Administrator shall afford the Participant (and his or her counsel, if any) an opportunity to present his or her position to the Administrator orally or in writing, and such Participant (or his counsel) shall have the right to review the pertinent documents, and the Administrator shall notify the Participant of its decision in writing within said sixty (60) day period, stating specifically the basis of said decision written in a manner calculated to be understood by the Participant and the specific provisions of the Plan on which the decision is based. If, because of the need for a hearing, the sixty (60) day period is not sufficient, the decision may be deferred for up to another sixty (60) day period at the election of the Administrator, but notice of this deferral shall be given to the Participant.

ARTICLE X
MISCELLANEOUS

Section 10.1   Benefits Inalienable. Except as provided in Section 7.2, the right of any Participant, any Beneficiary, or any other person to the payment of any Benefits under this Plan shall not be assigned, transferred, pledged or encumbered.

Section 10.2   Successors and Assigns. This Plan shall be binding upon and inure to the benefit of the Company, its successors and assigns and the Participant and his or her heirs, executors, administrators and legal representatives.

Section 10.3   Costs of Enforcement. If the Company, the Participant, any Beneficiary, or a successor in interest to any of the foregoing, brings legal action to enforce any of the provisions of this Plan, the prevailing party in such legal action shall be reimbursed by the other party for the prevailing party's costs of such legal action including, without limitation, reasonable fees of attorneys, accountants and similar advisors and expert witnesses.

Section 10.4   Disputes. Any dispute or claim relating to or arising out of this Plan that cannot be resolved pursuant to the internal dispute resolution processes implemented by the Administrator with respect to the Plan shall be resolved in the following manner. The Participant or Beneficiary, as the case may be, on the one hand, and the Administrator or its representative, on the other hand (collective, the "Parties"), shall meet to attempt to resolve such disputes. If the disputes cannot be resolved by the Parties, either Party may make a written demand for formal dispute resolution and specify therein the scope of the dispute. Within thirty (30) days after such written notification, the parties agree to meet for one day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty (30) days after the one day mediation, either party may begin litigation proceedings.

Section 10.5   Governing Law. This Plan shall be construed in accordance with and governed by the laws of the State of West Virginia, without reference to the principles of conflicts of law thereof, to the extent such construction is not pre-empted by any applicable federal law.

Section 10.6   Entire Agreement. This Plan constitutes the entire understanding and agreement with respect to the subject matter contained herein, and there are no agreements, understandings, restrictions, representations or warranties among any Participant and the Company other than those set forth or provided for herein.

Section 10.7   Amendment and Termination.

(a)   This Plan may be amended by the Board at any time in its sole discretion; provided, however, any amendment that would alter the irrevocable nature of an election or which would reduce the amount credited to a Participant's Account on the date of such amendment shall not be effective unless consented to in writing by the Participant or, if the Participant has died or is incompetent, the Participant's Beneficiary or conservator.

(b)   Notwithstanding the foregoing paragraph or any other provision in this Plan to the contrary, the Board may terminate the Plan at any time. Within a reasonable period following termination of the Plan, Participants shall be distributed all Benefits due them. Any amounts not distributed after payment in full of all Benefits hereunder shall revert to the Company.

ARTICLE XI
TERM OF PLAN
The Plan shall remain in effect until terminated by the Board.

EXHIBIT C

PETROLEUM DEVELOPMENT CORPORATION

NON-EMPLOYEE DIRECTOR DEFERRED COMPENSATION TRUST

This Agreement made this 27th day of April, 2004, by and between Petroleum Development Corporation, a Nevada corporation ("Company") and [_____] (the "Trustee");

WHEREAS, the Company has adopted the Petroleum Development Corporation Non-Employee Director Deferred Compensation Plan (the "Plan").

WHEREAS, the Company has incurred or expects to incur liability under the terms of such Plan with respect to the individuals participating in such Plan;

WHEREAS, the Company wishes to establish a trust (hereinafter called the "Trust") and to contribute to the Trust assets that shall be held therein, subject to the claims of the Company's creditors in the event of the Company's Insolvency, as herein defined, until paid to Participants and their Beneficiaries in such manner and at such times as specified in the Plan;

WHEREAS, it is the intention of the parties that this Trust shall constitute an unfunded arrangement and shall not affect the status of the Plan as an unfunded plan maintained for the purpose of providing deferred compensation for a select group of management or highly compensated employees for purposes of Title I of the Employee Retirement Income Security Act of 1974;

WHEREAS, it is the intention of the Company to make contributions to the Trust to provide itself with a source of funds to assist it in the meeting of its liabilities under the Plan;

NOW, THEREFORE, the parties do hereby establish the Trust and agree that the Trust shall be comprised, held and disposed of as follows:

Section 1. Establishment of Trust.

> (a) The Company hereby deposits with the Trustee in trust One Hundred and no/100 Dollars ($100.00), which shall become the principal of the Trust to be held, administered and disposed of by Trustee as provided in this Trust Agreement.

> ii. The Trust hereby established shall be irrevocable by the Company.

> iii. The Trust is intended to be a grantor trust, of which the Company is the grantor, within the meaning of subpart E, part I, subchapter J, chapter 1, subtitle A of the Internal Revenue Code of 1986, as amended, and shall be construed accordingly.

> iv. The principal of the Trust, and any earnings and losses thereon shall be held separate and apart from other funds of the Company and shall be used exclusively for the uses and purposes of Participants and general creditors as herein set forth. Participants and their Beneficiaries shall have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. Any

rights created under the Plan and this Trust Agreement shall be mere unsecured contractual rights of Participants and their Beneficiaries against the Company. Any assets held by the Trust will be subject to the claims of the Company's general creditors under federal and state law in the event of Insolvency, as defined in Section 3(a) herein.

v.   Pursuant to the terms of the Plan, the Company shall from time to time make additional deposits of cash in trust with Trustee to augment the principal to be held, administered and disposed of by the Trustee as provided in this Trust Agreement.

vi.   Upon a Change of Control, the Company shall, as soon as possible, but in no event longer than thirty (30) days following the Change of Control make an irrevocable contribution to the Trust in an amount that is sufficient to pay each Participant or Beneficiary the Benefits to which Participants or their Beneficiaries would be entitled pursuant to the terms of the Plan as of the date on which the Change of Control occurred.

Section 2. <u>Payments to Plan Participants and Their Beneficiaries.</u>

(a)   The Company shall deliver to the Trustee a schedule (the "Payment Schedule") that indicates the amounts payable in respect of each Participant (and his or her Beneficiaries) upon a Termination Event. Except as otherwise provided herein, the Trustee shall make payments to the Participants and their Beneficiaries in accordance with such Payment Schedule and shall furnish the Participants annually with a statement of their Account. The Trustee shall make provision for the reporting and withholding of any federal, state or local taxes that may be required to be withheld with respect to the payment of Benefits pursuant to the terms of Plan and shall pay amounts withheld to the appropriate taxing authorities or determine that such amounts have been reported, withheld and paid by the Company.

(b)   Distributions shall be in cash or in kind, as so determined by the Participant. In the event of a cash distribution, the Trustee shall liquidate the Participant's Account by selling the Common Stock to the Company, based on the closing price of the Common Stock on the Nasdaq National Market System on the date of the Committee approval of such purchase.

(c)   The entitlement of a Participant or his or her Beneficiaries to Benefits under the Plan shall be determined by the Company or such party as it shall designate under the Plan, and any claim for such Benefits shall be considered and reviewed under the procedures set out in the Plan.

Section 3. <u>Trustee Responsibility Regarding Payments to Trust Beneficiary When Company Is Insolvent.</u>

(a)   Trustee shall cease payment of Benefits to Participants and their Beneficiaries if the Company is Insolvent. The Company shall be considered "Insolvent" for purposes of this Trust Agreement if (i) the Company is unable to pay its debts as they become due, or (ii) the Company is subject to a pending proceeding as a debtor under the United States Bankruptcy Code.

(b)   At all times during the continuance of this Trust, as provided in Section 1(d) hereof, the principal and income of the Trust shall be subject to claims of general creditors of the Company under federal and state law as set forth below.

1.   The Board of Directors and the President and Chief Executive Officer of the Company shall have the duty to inform the Trustee in writing of the Company's Insolvency. If a person claiming to be a creditor of the Company alleges in writing to the Trustee that the Company has become Insolvent, the Trustee shall determine whether the Company is Insolvent and, pending such determination, the Trustee shall discontinue payment of Benefits to Participants or their Beneficiaries.

2.   Unless the Trustee has actual knowledge of the Company's Insolvency, or has received notice from the Company or a person claiming to be a creditor alleging that the Company is Insolvent, the Trustee shall have no duty to inquire whether the Company is Insolvent. The Trustee may in all events rely on such evidence concerning the Company's solvency as may be furnished to the Trustee and that provides the Trustee with a reasonable basis for making a determination concerning the Company's solvency.

3.   If at any time the Trustee has determined that the Company is Insolvent, the Trustee shall discontinue payments to Participants or their Beneficiaries and shall hold the assets of the Trust for the benefit of the Company's general creditors. Nothing in this Trust Agreement shall in any way diminish any rights of Participants or their Beneficiaries to pursue their rights as general creditors of the Company with respect to Benefits due under the Plan or otherwise.

4.   The Trustee shall resume the payment of Benefits to Participants or their Beneficiaries in accordance with Section 2 of this Trust Agreement only after the Trustee has determined that the Company is not Insolvent (or is no longer Insolvent).

Section 4. Investment Authority.

The Trustee shall, following receipt of a cash deposit, invest all cash deposits exclusively in Common Stock of the Company. Notwithstanding, cash may be held in lieu of fractional shares. If the Trustee in its sole discretion purchases the Common Stock on the open market, it shall be purchased at fair market value within one business day of the receipt of the cash deposit. If the Trustee in its sole discretion purchases the Common Stock from the Company, it shall purchase the Common Stock as soon as practicable from the Company based on the closing price of the Common Stock on the Nasdaq National Market System on the date of the receipt of the cash deposit. All rights associated with the Company Common Stock held in Trust shall be exercised by the Trustee or the person designated by the Trustee, and shall in no event be exercisable by or rest with Participants. The Trustee shall vote stock and other voting securities directly or by proxy (and delegate the Trustee's powers and discretions with respect to such stock or other voting securities to any such proxy), shall exercise subscription, conversion, and other rights and options (and make payments from the Trust fund in connection therewith), shall take any action and abstain from taking any action with respect to any reorganization, consolidation, merger, dissolution, recapitalization or refinancing.

Section 5. Dividend Income.
During the term of this Trust, all dividend income received by the Trust shall be reinvested in Common Stock of the Company. Reinvestment shall be made by purchase on the open market or from the Company, as determined by the Trustee in its sole discretion, using the methodology set forth in Section 4 for open market or Company purchases, as the case may be.

Accounting by the Trustee.

The Trustee shall keep accurate and detailed records of all investments, receipts, disbursements, and all other transactions required to be made, including such specific records as shall be agreed upon in writing between the Company and the Trustee. Within ninety (90) days following the close of each calendar year and within sixty (60) days after the removal or resignation of the Trustee, the Trustee shall deliver to the Company a written account of its administration of the Trust during such year or during the period from the close of the last preceding year to the date of such removal or resignation, setting forth all investments, receipts, disbursements and other transactions effected by it, including a description of all securities and investments purchased and sold with the cost or net proceeds of such purchases or sales (accrued interest paid or receivable being shown separately), and showing all cash, securities and other property held in the Trust at the end of such year or as of the date of such removal or resignation, as the case may be. **Section 7.**

Responsibility of Trustee.

(a) The Trustee shall act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims, provided, however, that the Trustee shall incur no liability to any person for any action taken pursuant to a direction, request or approval given by the Company which is contemplated by, and in conformity with, the terms of the Plan or this Trust and is given in writing by the Company. In the event of a dispute between the Company and a party, the Trustee may apply to a court of competent jurisdiction to resolve the dispute.

(b) If the Trustee undertakes or defends any litigation, arbitration or similar proceeding arising in connection with this Trust, the Company agrees to indemnify the Trustee against the Trustee's costs, expenses and liabilities (including, without limitation, attorneys' fees and expenses) relating thereto and to be primarily liable for such payments. If the Company does not pay such costs, expenses and liabilities in a reasonably timely manner, the Trustee may obtain payment from the Trust.

(c) The Trustee may consult with legal counsel (who may also be counsel for the Company generally) with respect to any of its duties or obligations hereunder.

(d) The Trustee may hire agents, accountants, actuaries, investment advisors, financial consultants or other professionals to assist it in performing any of its duties or obligations hereunder.

(e) The Trustee shall have, without exclusion, all powers conferred on the Trustees by applicable law, unless expressly provided otherwise herein.

Section 8. Compensation and Expenses of Trustee.

The Company shall pay all administrative and the Trustee's fees and expenses. If not so paid, the fees and expenses shall be paid from the Trust.

Section 9. Resignation and Removal of Trustee.

(a) The Trustee may resign at any time by written notice to the Company, which shall be effective thirty (30) days after receipt of such notice unless the Company and the Trustee agree otherwise.

(b) The Trustee may be removed by the Company on thirty (30) days notice or upon shorter notice accepted by the Trustee.

(c)   Upon resignation or removal of the Trustee and appointment of a successor Trustee, all assets shall subsequently be transferred to the successor Trustee. The transfer shall be completed within sixty (60) days after receipt of notice of resignation, removal or transfer, unless the Company extends the time limit.

(d)   If the Trustee resigns or is removed, a successor shall be appointed, in accordance with Section 10 hereof, by the effective date of resignation or removal under paragraphs (a) or (b) of this section. If no such appointment has been made, the Trustee may apply to a court of competent jurisdiction for appointment of a successor or for instructions. All expenses of the Trustee in connection with the proceeding shall be allowed as administrative expenses of the Trust.

Section 10. <u>Appointment of Successor.</u>

(a)   If the Trustee resigns or is removed in accordance with Section 9(a) or (b) hereof, the Company may appoint any third party, such as a bank trust department or other party that may be granted corporate trustee powers under state law, as a successor to replace the Trustee upon resignation or removal. The appointment shall be effective when accepted in writing by the new Trustee, who shall have all of the rights and powers of the former Trustee, including ownership rights in the Trust assets. The former Trustee shall execute any instrument necessary or reasonably requested by the Company or the successor Trustee to evidence the transfer.

(b)   The successor Trustee need not examine the records and acts of any prior Trustee and may retain or dispose of existing Trust assets, subject to Section 6 and 7 hereof. The successor Trustee shall not be responsible for and the Company shall indemnify and defend the successor Trustee from any claim or liability resulting from any action or inaction or any prior Trustee or from any other past event, or any condition existing at the time it becomes successor Trustee.

Section 11. <u>Amendment or Termination.</u>

(a)   This Trust Agreement is irrevocable and may not be amended.

(b)   The Trust shall not terminate until the date on which Participants and their Beneficiaries are no longer entitled to Benefits pursuant to the terms of the Plan.

Section 12. <u>Miscellaneous.</u>

(a) Any provision of this Trust Agreement prohibited by law shall be ineffective to the extent of any such prohibition, without invalidating the remaining provisions hereof.

(b) Benefits payable to Participants and their Beneficiaries under this Trust Agreement may not be anticipated, assigned (either at law or in equity), alienated, pledged, encumbered or subjected to attachment, garnishment, levy, execution or other legal or equitable process.

(c) This Trust Agreement shall be governed by and construed in accordance with the laws of the State of West Virginia.

(d) All capitalized words not defined in the Trust shall have the meanings ascribed to them under the Plan.

Section 13. <u>Effective Date.</u>

The effective date of this Trust Agreement shall be April 27, 2004.

**PETROLEUM DEVELOPMENT
CORPORATION**

By:_____
Its:_____

TRUSTEE:

[   ]

By:_____
Its:_____

EXHIBIT C

PETROLEUM DEVELOPMENT CORPORATION
NON-EMPLOYEE DIRECTOR DEFERRED COMPENSATION PLAN

Beneficiary Designation

Pursuant to Section 7.2 of the Petroleum Development Corporation Non-Employee Director Deferred Compensation Plan, I hereby direct that the amount credited to my Deferred Account that is payable to me after my death be paid to the beneficiary(ies) named below to the extent indicated:

<u>**% of Deferred Account Balance**</u>   <u>**Beneficiary (full name and relationship)**</u>

1. _____ %   _____
2. _____ %   _____
3. _____ %   _____

SPECIAL INSTRUCTIONS: (i.e., if more than one individual or entity has been named above, indicate whether any are to be considered contingent beneficiaries.)

_____

_____

_____

_____

I understand that I may change the designated beneficiary(ies) at any time by filing a new Beneficiary Designation Form with the Company. If no designation is in effect at the time of my death, the beneficiary shall be as provided in Section 7.2(c) of the Plan.

ACKNOWLEDGED:

PETROLEUM DEVELOPMENT
CORPORATION

By:_____   _____
Its:_____   Director

Date:_____   Date:_____

EXHIBIT C

PETROLEUM DEVELOPMENT CORPORATION
NON-EMPLOYEE DIRECTOR DEFERRED COMPENSATION PLAN

Election to Defer Compensation

Pursuant to Section 4.1 of the Petroleum Development Corporation Non-Employee Director Deferred Compensation Plan, I hereby elect to defer the portion of my 2004 Director's Compensation as indicated below:

1.　　　　Percentage of 2004 Director's Compensation deferred _____%, <u>or</u>

2.　　　　Amount of 2004 Director's Compensation deferred $_____.

I understand that this election as to my 2004 Director's Compensation is irrevocable and is subject to the terms of the Plan.

This election must be delivered to the Company prior to the beginning of the calendar year for which the deferral is to be effective.

ACKNOWLEDGED:

PETROLEUM DEVELOPMENT
CORPORATION

By:_____　　　　_____
Its:_____　　　　　　　　Director

Date:_____　　　　Date:_____